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03024050

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daido Life Insurance Co.

*CURRENT ADDRESS


PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34658 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/25/03

File No.82-34658

CONSOLIDATED FINANCIAL SUMMARY

(for the fiscal year 2002 ended March 31, 2003)

May 22, 2003

03 JUN -5 7:21

ARIS
3-31-03

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: May 22, 2003
Application of U.S. Accounting Standards: No

1. Consolidated Operating Results for the FY2002 ended March 31, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
FY 2002 ended Mar. 31, 2003	¥1,185,256 million	(10.0)	¥41,807 million	(5.1)	¥6,383 million	(33.1)
FY 2001 ended Mar. 31, 2002	¥1,316,283 million	3.1	¥44,037 million	(47.7)	¥9,541 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY 2002 ended Mar. 31, 2003	¥4,204.50	¥ -	3.7%	0.7%	3.5%
FY 2001 ended Mar. 31, 2002	¥6,361.14	¥ -	5.6%	0.7%	3.3%

Notes: 1. Equity in net income of affiliated companies: ¥(3,085) million for the year ended March 31, 2003 and ¥195 million for the year ended March 31, 2002, respectively.

2. Average number of outstanding shares during the year (consolidated): the year ended March31, 2003: 1,500,000, the year ended March31, 2002: None

3. Changes in method of accounting: None

4. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.

5. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 of this material for computations of net income, net income per share and ratio of net income to shareholders' equity.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2003	¥6,035,905 million	¥179,060 million	3.0%	¥119,322.62
As of March 31, 2002	¥6,010,457 million	¥166,991 million	2.8%	¥111,327.38

Notes: 1. Number of outstanding shares at the end of the term (consolidated): as of March31, 2003: 1,500,000, as of March31, 2002: None

2. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 for computations of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY 2002 ended Mar. 31, 2003	¥124,736 million	¥(80,021) million	¥24,437 million	¥464,008 million
FY 2001 ended Mar. 31, 2002	¥100,838 million	¥(160,061) million	¥(37,042) million	¥396,477 million

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	6
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	9

(5) Change in Scope of Consolidation and Application of Equity Method:

Number of companies newly consolidated:	3
Number of company excluded from consolidation:	9
Number of companies newly accounted for by the equity method:	3
Number of companies excluded from the equity method of accounting:	3

2. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenue	Ordinary Profit	Net Income
First half ending Sept. 30, 2003	¥587,000 million	¥31,000 million	¥10,000 million
FY 2003 ending Mar. 31, 2004	¥1,127,000 million	¥66,000 million	¥19,000 million

Note: Projected net income per share for the year ending March 31, 2004 is ¥12,600.00.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review - Forecast for the Year Ending March 31, 2004."

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in its income statements.

Fiscal Year Ended March 31, 2002

For the fiscal year ended March 31, 2002, the company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after demtualization, a sum corresponding to the reserve for policyholder dividend of a mutual company was recorded as the allowance for policyholder dividend, and the provision for allowance for policyholder dividend was accounted for as an expense.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders will be paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity and reclassified into accrued liabilities simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

Net income

net income [¥9,541 million] :(a)

Net income per share

net income [¥9,541 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

net income [¥9,541 million](a) / {(total equity at start of fiscal year [¥201,252 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million] + total equity at end of fiscal year[172,551 million]) / 2} x 100

Shareholders' equity

total equity at end of fiscal year [¥172,551 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,836,472 million] + minority interests at end of fiscal year [¥1,433 million] + total equity at end of fiscal year [¥172,551 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2003

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders will be paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity and reclassified into accrued liabilities simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, ratio of net income to shareholders' equity is calculated as follows.

Ratio of net income to shareholders' equity

net income [¥6,383 million] / {(total equity at start of fiscal year [¥172,551 million] - amount paid upon demutualization [¥5,560 million] + total equity at end of fiscal year[179,060 million]) / 2} x 100

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the demutualization (April 1, 2002)

(References)

I. Subsidiaries and Affiliates

The Company consists of Daido Life Insurance Company, 6 subsidiaries and 9 affiliates.

Daido Life Insurance Company

Insurance and Insurance-Related Business (3 companies)

Insurance

- # T&D Financial Life Insurance Company (Life insurance company)

Insurance-Related

- * Daido Management Service Co., Ltd. (Insurance agent)
- # T&D Confirm Ltd. (Policyholder confirmation)

Investment-Related Business (6 companies)

Investment Advisory

- # T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
- # T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
- # Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)

Other

- # T&D Taiyo Daido Lease Co., Ltd. (Leasing)
- # T&D Asset Management Cayman Inc. (Partnership for management and administration)
- # Alternative Investment Capital Limited. (Investment advisory services of private equity funds)

Administration-Related Business (5 companies)

Administration-Related

- * Daido Life Customer Services Co., Ltd. (Back office services)

General Affairs and Calculation-Related

- * Zenkoku Business Center Co., Ltd. (Premium collection)
- * Nihon System Shuno, Inc. (Premium collection)
- * Daiko Building Service Co., Ltd. (Building cleaning)
- # T&D Information Systems, Ltd. (Computer processing)

Other Businesses (1 companies)

Others

- * Daido Kosan Co., Ltd. (Sales of products and maintenance of land and buildings)

*Notes: Companies marked by * represent consolidated subsidiaries, and companies marked by # represent affiliated companies accounted for by the equity method.*

II. Management Principles and Goals

1. Basic Management Principles

Daido Life has a corporate vision that emphasizes two goals -"to be the first choice of small and medium-sized enterprises (SMEs) as the most reliable life insurance company in all aspects" and "to achieve sustainable growth its corporate value through the development of its core business". The Company's core business involves the marketing of individual term life insurance products in the SME market through tie-ups with affinity groups.

Based on its corporate vision, the Company is striving to inspire its customers' trust and respond to the expectations of its shareholders by implementing the following three management policies:

a. maintaining and increasing the soundness of management, appropriately managing risk, and taking other measures required to build a solid corporate base that encourages customers to select the Company;
b. consistently providing products and services that offer the best value for customers, based on a basic corporate posture that encourages the seeking of new challenges and a rapid response to these challenges; and
c. recognizing that the quality of any organization depends on the quality of the people within it and therefore developing and posting employees with high levels of specialized knowledge and exceptional ethical standards who inspire customers' trust.

2. Basic Profit Distribution Principles

Because the life insurance industry is engaged in business operations that have a strong influence on the general level of public welfare, the Company believes it to be important that it maintains strong operating bases.

The Company's basic profit distribution policy has the fundamental goal of distributing a stable level of dividends to shareholders while strengthening capital base with due consideration to ensuring operating stability.

3. Medium-Term Strategy

The medium-term management plan that the Company began implementing from April

2003, calls for selectively concentrating corporate resources and undertaking strategic differentiation to further strengthen the Company's unique business model of focusing on the SME market.

The medium-term management plan is promoting the following five strategies:

a. concentrating on its core business to expand its market share (*market-channel strategy*),
b. addressing customer needs to strengthen the competitiveness of products and services (*products and services strategy*),
c. developing its asset management business to increase profit (*asset management business strategy*),
d. strengthening profit management and risk management capabilities to establish an even more solid operating base (*profit management and risk management strategy)*, and
e. strengthening management systems of the T&D Life Group and employing various alliances to upgrade capabilities for providing financial services (*alliance strategy*).

4. Management Goals

In its ongoing efforts to achieve the long-term enhancement of corporate value, the Company places priority on the following three goals.

(1) Policy amount

To achieve a steady increase in policy amount in force - the Company's fundamental source of corporate value - the Company will strive to achieve total policy amount in force of individual insurance and annuities of ¥39,630.0 billion by March 31, 2004.

(2) Financial soundness

Maintaining financial soundness is vital to be a life insurance company that is worthy of the trust of its customers. Hence, the Company will strive to maintain a solvency margin ratio (one of the primary indicators of insurance companies' financial soundness) of 800% or above by March 31, 2004.

(3) Profitability and capital efficiency

To maintain and improve profitability and capital efficiency, the Company will strive to achieve core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) of ¥88.0 billion, consolidated ROE of 10% or above, and non-consolidated adjusted ROE* of 12% or above for the fiscal year ending March 31, 2004.

Furthermore, since the fiscal year ended March 31, 2002, the Company has been disclosing its embedded value**, a measure of life insurance companies' corporate value that is gathering increased attention in Europe and Canada. The Company is also considering adopting additional indicators of capital efficiency based on embedded value.

Notes:

* Non-consolidated adjusted ROE = [adjusted book value at fiscal year-end - adjusted book value at beginning of that fiscal year (after deduction of appropriation of retained earnings paid out in cash) - (externally) raised capital in that fiscal year] / (average balance of adjusted book value) x 100

In which:

Adjusted book value = total equity (excluding net unrealized gains on securities)

+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve and unalloted portion of reserve for policyholder dividends)

+ net unrealized gains on securities (after-tax, excluding held-to-maturity bonds and bonds due in one year or more within "available-for-sale securities" which are meant to be held to maturity)

+ net unrealized gains (losses) on real estate (after-tax)

- deferred tax assets for quasi-equity liabilities

And:

Average balance of adjusted book value = [adjusted book value at beginning of fiscal year (after deduction of appropriation of retained earnings paid out in cash) + adjusted book value at fiscal year-end] / 2

** The sum of adjusted book value calculated from the balance sheet and existing business value calculated from existing policies in force

5. Basic Policy on Corporate Governance and Progress of Initiatives

Basic policy on corporate governance

The Company's corporate vision encompasses the goals "to be the first choice of SMEs as the most reliable life insurance company in all respects" and "to achieve sustainable growth in its corporate value through the development of its core business." In the pursuit of these visions, the Company considers the enhancement of fairness and transparency in management and properly recognizing and managing risks that may emerge through dramatic changes in the environment surrounding the insurance industry to be vital management tasks.

The Company also strives to improve its disclosure and investor relations activities. The Company believes that, by obtaining proper evaluation from shareholders, fully respecting their opinions, while reflecting such opinions in management, it could substantially enhance its corporate governance.

Progress of corporate governance initiatives

(1) Administrative organization for managerial decision making, execution, and monitoring

- The Company employs a system of corporate auditors. It makes proactive use of an external director and external auditors and strives to reflect the opinions of these experts in its management. As of March 31, 2003, the Company had appointed one attorney at law as an external director and one attorney at law and one honorary university professor as external auditors.
- In addition to the Board of Directors, the Company has a Senior Management Committee composed of senior directors to strengthen the deliberation process for basic issues related to management strategy.
- In accordance with rules set forth by the Insurance Business Law, the Company has appointed a chief actuary, who participates in the determination of insurance pricing and other actuarial matters.
- To accurately recognize and manage risks, the Company has formulated the Risk Management Basic Policy. Under the policy, while designating specific administrative divisions for each risk category, the Company has also established the Risk Management Department for overall risk management.

Furthermore, in order to cope with cross-divisional risk issues, the Company has established such committees as a Risk Management Committee, an ALM (Asset and Liability Management) Committee, and an Operations Quality Improvement Committee, thus enabling thorough risk management.

- Below is a schematic representation of the Company's risk management and compliance framework.



Chief actuary
Board of Directors
Corporate Auditors, Board of Corporate Auditors
Statements of opinion, etc
President
Auditing
Independent Public Accountants
Senior Management Committee
Legal Compliance Committee
Risk Management Committee
ALM Committee
Operations Quality Improvement
Compliance with laws and regulations
Insurance underwriting risk
Investment risk
Liquidity risk
Operational risk
System risk
Legal risk
Rumor risk
Hazard risk
Affiliate risk
Legal Affairs Compliance Department
Risk Management Departments
Risk Management Department
Administrative Systems Dept.
Legal Affairs Compliance Dept.
Public Relations
General Affairs
General Planning
Operations Monitoring Depts.
Operations Monitoring Dept.
Check-and-balance, guidance
Operations Execution Depts.
Other Depts., branches, affiliates, others
Check-and-balance, guidance

Note: Each risk management department recognizes, analyzes, and evaluates each risk, and provides check-and-balance and guidance functions to the Operations Execution Departments and other departments, thus working to prevent or minimize risks.

(Reference) Management Risks

Under its Risk Management Basic Policy, the Company categorizes and defines management risks according to the table below.

Risk type		Description
Insurance underwriting risk		The risk of suffering losses from unfavorable gaps between actual experiences and assumptions made at the time of pricing, due to the change of economic situations, etc.
Asset management risk	Market risk	The risk of suffering losses from fluctuations in interest rates, foreign exchange rates and other factors.
	Credit risk	The risk of suffering losses from the deterioration of the financial conditions of obligors.
	Real estate investment risk	The risk of suffering losses from the decline of real estate prices or real estate related revenue.
Liquidity risk	Cash flow risk	The risk of suffering losses from having to sell off assets at a much lower price than usual to secure funds.
	Market liquidity risk	The risk of suffering losses from unavailability of trading options in the market or having to trade at a significantly disadvantaged price owing to market volatility and other factors.
Operational risk		The risk of suffering losses from officers, employees, and sales representatives neglecting to perform accurate operations or causing accidents.
System risk		The risk of suffering losses from computer system downtime, malfunction, and other system flaws.
Legal risk		The risk of suffering losses from neglecting to comply with the law.
Rumor risk		The risk of suffering losses from an increase in surrendered insurance policies or other situations due to the spread of negative rumors through the media and other sources.
Hazard risk		The risk of suffering losses from the lack of contingency plans or emergency measures for large-scale disasters.
Affiliate risk		The risk of suffering losses from the deterioration of an affiliate's profitability or other adverse factors.

(2) Personal relations, financial relations, transactions or other such special interests between the Company and its external director, external auditors

No corresponding items.

(3) Activity taken over the last fiscal year to improve the Company's corporate governance.

To monitor the Company's decision making and each director's business execution, the Board of Directors convenes monthly and at any other time when deemed necessary.

The aforementioned Senior Management Committee meets weekly, the ALM and Operations Quality Improvement committees monthly, and the Risk Management Committee quarterly.

Moreover, corporate auditors attend meetings of the Board of Directors to monitor each director's business execution, and the standing auditor participates in both the Senior Management Committee and the Risk Management Committee.

6. Future Tasks

Owing to such factors as growing uncertainty in overseas markets and weakness in global stock prices, the Japanese economy remains in an unpredictable state.

Japanese life insurers are expected to face increasingly intense competition due to the widespread over-the-counter marketing of life insurance products by banks and the progressive development of other new business models against the backdrop of deregulation and regulatory relaxation.

Amid this operating environment, the Company believes it must undertake the following tasks in order to fulfill its corporate visions as stated in item 1, "Basic Management Principles," of this report.

(1) Strengthening Core Business

By concentrating operating resources in the Company's core business, providing products and services that meet customer needs, and further increasing the productivity of in-house sales representative and sales agent channels, the Company will further strengthen its superior position in the SME market.

(2) Strengthening Management Systems to Increase Profitability

To pursue a sustainable growth in corporate value as a joint stock corporation, the Company will proceed with measures to strengthen its profit management and risk management systems and work to establish an even more solid business franchise.

The Company also intends to quickly and appropriately respond to issues such as those related to the strengthening of product and service development and asset management as well as the augmentation of administrative efficiency.

(3) Increasing the Competitive Strength and Expanding the Scale of the T&D Life Group with a View to Establishing a Holding Company

Aiming to quickly realize the objective of establishing a holding company in cooperation with Taiyo Life Insurance Company, the Company will steadily proceed with preparatory measures and work to further increase the benefits of the alliance.

(4) Thorough Implementation of Compliance Initiatives

Integrity and fairness in corporate activities through strict compliance with laws and regulations is crucial to the gaining of customer trust, and the Company will continue to pursue the thorough implementation of compliance initiatives.

7. Basic Policy on Relations with Interested Parties (Parent Company, Others)

No corresponding items. The Company possesses neither a parent company nor any such company of superordinate equity status.

III. Financial Review

1. Business Results

(1) Overview of Operations during the Fiscal Year under Review

a) Results of Operations (Consolidated basis)

During the fiscal year under review, the Company's ordinary revenue declined 10.0%, or ¥131.0 billion, from the level in the previous fiscal year, to ¥1,185.2 billion, reflecting a 6.6% decrease in income from insurance premiums, to ¥989.4 billion, and a 24.4% decrease in investment income/gains to ¥186.0 billion. The decrease in investment income/gains was due mainly to decreases in income from interest, dividends and income from real estate for rent of 16.9%, to ¥129.4 billion, and in gains on the sale of securities of 63.2%, to ¥32.5 billion.

Ordinary expenses decreased 10.1%, or ¥128.7 billion, to ¥1,143.4 billion, owing to such changes as a 5.0% decrease in insurance claims and other payments, to ¥861.9 billion; a 35.7% decrease in investment expenses/losses, to ¥132.1 billion; and a 5.3% increase in operating expenses, to ¥111.3 billion. The decrease in investment expenses/losses was due mainly to a rebound in gains from derivatives, net, up from a loss of ¥25.9 billion in the previous fiscal year, to a gain of ¥21.1 billion, primarily as a result of risk-hedging stock index futures transactions, as well as decreases in losses from monetary trusts, which were down 61.1%, to ¥11.7 billion, and losses on sale of securities, which were down 64.8%, to ¥19.7 billion.

Equity in net losses of affiliated companies of ¥3.0 billion was recorded, compared to equity in net income of affiliated companies of ¥0.1 billion in the previous 1fiscal year as a result of losses related to affiliate T&D Financial Life Insurance Company stemming from an increase in operating expenses to expand variable annuities business and a worse investment environment.

As a consequence, ordinary profit decreased 5.1%, or ¥2.2 billion, to ¥41.8 billion.

Extraordinary gains decreased 7.8%, to ¥6.2 billion, and extraordinary losses decreased 83.0%, to ¥5.7 billion.

Owing to the reduction of the policyholder dividend ratio on individual insurance and annuities due mainly to the decrease in income from interest, dividends and income from real estate for rent, the provision for reserve for policyholder dividends amounted to ¥26.5 billion, a decline of ¥4.0 billion compared with the provision for allowance for policyholder dividends at the previous fiscal year-end of ¥30.6 billion,

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥6.3 billion, down ¥3.1 billion from ¥9.5 billion for the previous fiscal year.

b) Sales Results (Non-consolidated basis)

The new policy amount of individual insurance and annuities (including the net increase from conversions) increased steadily 2.3%, to ¥4,673.5 billion. The Company's mainstay individual term life insurance also increased 0.1%, to ¥4,298.5 billion.

At the end of the fiscal year under review, the total policy amount in force of individual insurance and annuities was ¥3,9342.6 billion, up 1.1%, or ¥413.5 billion, from the level at the end of the previous fiscal year, marking the first net increase since the fiscal year ended March 31, 1998. The total policy amount in force of individual term life insurance was ¥34,804.6 billion, up 1.4%, or ¥495.5 billion from the previous fiscal year-end.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) decreased 19.3%, to ¥88.7 billion, reflecting the need to offset a ¥20.4 billion negative spread, which increased 257.8% from the previous fiscal year (an amount representing net losses on each policy with assumed investment yields that exceed investment yields earned by the Company). This decrease in core profit and increase in negative spread was due mainly to the decline in income from interest, dividends and income from real estate for rent.

At the end of the fiscal year under review, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 860.2%, up 88.2 percentage points from 772.0% at the previous fiscal year-end. Furthermore, value of adjusted net assets (adjusted assets at fair value - liabilities (excluding quasi-equity liabilities)) amounted to ¥515.4 billion, up 9.4%, or ¥44.2 billion from ¥471.2 billion at the previous fiscal year-end.

(2) Forecast for the Year Ending March 31, 2004

The Company's performance forecast for the fiscal year ending March 31, 2004 is as follows.

On a non-consolidated basis, due to achieving the same level as in the fiscal year ended March 31, 2003, in income from insurance premiums and lower investment income owing to persistently low interest rates, ordinary revenue is projected to decline 5%, to ¥1,124.0 billion. As the Company does not foresee losses on sale of securities and devaluation losses on securities of the same level as those that were recorded in fiscal year ended March 31, 2003, ordinary profit is projected to increase 52%, to ¥70.0 billion, and net income is projected to increase 101%, to ¥23.0 billion. Core profit is expected to remain at the same level as the fiscal year ended March 31, 2003, at ¥88.0 billion.

On a consolidated basis, the Company projects that ordinary revenue will decrease 5%, to ¥1,127.0 billion; ordinary profit will increase 58%, to ¥66.0 billion; and net income will increase 198%, to ¥19.0 billion.

The Company anticipates that cash dividends per share for the fiscal year ending March 31, 2004, will amount to ¥3,000. However, it will not distribute interim shareholder dividends for the six months ending September 30, 2003.

2. Financial Position

(1) Balance sheet position

At the balance sheet date, total assets amounted to ¥6,035.9 billion, up 0.4% from the previous year-end.

Looking at principal asset items, securities principally comprising domestic bonds amounted to ¥3,947.2 billion, down 2.6%. Loans totaled ¥1,181.6 billion, up 2.4%, and cash and deposits and call loans were ¥423.7 billion, up 16.9%.

Total liabilities were ¥5,855.9 billion, up 0.3%, and the bulk of this figure was comprised of total policy reserves, which amounted to ¥5,394.7 billion, up 0.2%.

Total equity was ¥179.0 billion, up 3.8%.

(2) Cash flows

Consolidated cash flows for the fiscal year under review were as follows.

Net cash provided by operating activities increased ¥23.8 billion, to ¥124.7 billion.

Net cash used in investing activities decreased ¥80.0 billion, to ¥80.0 billion.

Net cash provided by financing activities amounted to ¥24.4 billion. This primarily reflected the issuance of commercial paper.

As a result, cash and cash equivalents at the end of the fiscal year totaled ¥464.0 billion, down ¥67.5 billion from the beginning of the fiscal year.

(Reference) Consolidated Cash Flow Indicators

Item	Fiscal year ended March 31, 1999	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
Shareholders' equity ratio *	1.9%	2.5%	2.8%	2.8%	3.0%
Shareholders' equity ratio at fair value **					5.5%

Notes:

* Shareholders' equity ratio = (year-end shareholders equity / year-end total assets) x 100

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation. In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in the statements of operations. Hence, the shareholders' equity ratio prior to the fiscal year ended March 31, 2002, was calculated with the following sums deducted from shareholders' equity.

	Fiscal year ended March 31, 1999	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001
Deducted provision for reserve for policyholder dividends	¥34,316 million	¥39,536 million	¥33,249 million

Furthermore, the sum of ¥5,560 million, which was paid to policyholders in accordance with Article 12 of the implementation order for the Insurance Business Law due to the Company's demutualization, was deducted from shareholders' equity for the fiscal year ended March 31, 2002.

** Shareholders' equity ratio at fair value = (market capitalization at year-end / total assets at year-end) x 100.

There is no shareholders' equity ratio at fair value prior to the fiscal year ended March 31, 2003, because the Company was a mutual company prior to that fiscal year end.

Profit/Loss Status for the Fiscal Year Ened March 31, 2003 (Consolidated)

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2003	Increase (decrease)	% change
Ordinary Revenue	1,316,283	1,185,256	(131,026)	(10.0)
Income from insurance premiums and others	1,059,445	989,420	(70,024)	(6.6)
Income from insurance premiums	1,057,881	988,327	(69,554)	(6.6)
Investment income/gains	246,104	186,088	(60,016)	(24.4)
Interests, dividends and income from real estate for rent	155,683	129,419	(26,264)	(16.9)
Gains on sale of securities	88,599	32,596	(56,003)	(63.2)
Gains from derivatives, net	-	21,111	21,111	-
Other ordinary income	10,537	9,747	(790)	(7.5)
Equity in net income of affiliated companies	195	-	(195)	(100.0)
Ordinary Expenses	1,272,245	1,143,449	(128,796)	(10.1)
Insurance claims and other payments	907,444	861,908	(45,536)	(5.0)
Insurance claims	297,441	295,889	(1,552)	(0.5)
Insurance benefits	266,487	254,314	(12,172)	(4.6)
Surrender payments	269,970	215,896	(54,074)	(20.0)
Provision for policy and other reserves	31,543	13,873	(17,670)	(56.0)
Investment expenses/losses	205,609	132,153	(73,456)	(35.7)
Losses from monetary trust, net	30,189	11,748	(18,440)	(61.1)
Losses on sale of securities	56,136	19,755	(36,380)	(64.8)
Devaluation losses on securities	54,222	58,713	4,491	8.3
Losses from derivatives, net	25,925	-	(25,925)	(100.0)
Operating expenses	105,822	111,381	5,558	5.3
Other ordinary expenses	21,824	21,047	(777)	(3.6)
Equity in net loss of affiliated companies	-	3,085	3,085	-
Ordinary Profit	44,037	41,807	(2,230)	(5.1)
Extraordinary Gains	6,832	6,297	(535)	(7.8)
Extraordinary Losses	33,998	5,764	(28,233)	(83.0)
Provision for allowance for policyholder dividends	30,662	-	(30,662)	(100.0)
Extraordinary Gains (Losses)	(27,166)	532	27,698	-
Provison for reserve for policyholder dividends	-	26,569	26,569	-
Income before Income Taxes	16,871	15,769	(1,101)	(6.5)
Income Taxes				
Current	10,130	4,176	(5,954)	(58.8)
Deferred	(2,961)	5,154	8,115	-
Minority Interests	160	55	(105)	(65.5)
Net Income	9,541	6,383	(3,157)	(33.1)

Principle Business Performance for the Fiscal Year Ended March 31,2003 (Non-Consolidated)

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2003	Increase (decrease)	% Change
New Policy Amount	4,570,422	4,673,514	103,091	2.3
Individual term life insurance	4,292,917	4,298,528	5,610	0.1
Policy Amount in Force	38,929,108	39,342,682	413,573	1.1
Individual term life insurance	34,309,043	34,804,637	495,593	1.4
Core Profit	109,889	88,729	(21,160)	(19.3)
Negative Spread Amount	5,723	20,479	14,756	257.8
Solvency Margin Ratio	772.0%	860.2%	88.2%	-
Adjusted Net Asset	471,234	515,471	44,237	9.4

Notes: New policy amount and policy amount in force are total of individual insurance and individual annuities, respectively.

IV. Consolidated Financial Statements

Unaudited Consolidated Balance Sheets

As of 31st March

		2002 (Millions of yen)	%		2003 (Millions of yen)	%		Increase (decrease)
Assets:								
Cash and Deposits	¥	178,391	3.0	¥	288,716	4.8	¥	110,324
Call Loans		184,000	3.1		135,000	2.2		(49,000)
Monetary Claims Purchased		42,394	0.7		40,897	0.7		(1,497)
Monetary Trusts		95,195	1.6		150,393	2.5		55,197
Securities		4,053,640	67.4		3,947,224	65.4		(106,415)
Loans		1,153,654	19.2		1,181,658	19.6		28,004
Property and Equipment		184,226	3.1		175,974	2.9		(8,252)
Due from Agency		2,409	0.0		5,073	0.1		2,664
Due from Reinsurers		1,480	0.0		1,391	0.0		(89)
Other Assets		56,863	0.9		55,353	0.9		(1,510)
Net Deferred Tax Asset		69,789	1.2		61,096	1.0		(8,692)
Reserve for Possible Loan Losses		(11,590)	(0.2)		(6,874)	(0.1)		4,715
Total Assets	¥	6,010,457	100.0	¥	6,035,905	100.0	¥	25,448
Liabilities:								
Policy Reserves:								
Reserve for outstanding claims	¥	47,805		¥	47,734		¥	(71)
Policy reserve		5,381,993			5,394,718			12,724
Reserve for policyholder dividends		113,659			137,336			23,677
Total Policy Reserves		5,543,459	92.2		5,579,788	92.4		36,329
Due to Agency		0	0.0		0	0.0		(0)
Due to Reinsurers		699	0.0		767	0.0		68
Other Liabilities		171,881	2.9		181,982	3.0		10,101
Reserve for Employees' Retirement Benefits		61,665	1.0		64,074	1.1		2,409
Reserve for Losses on Sale of Loans		63	0.0		63	0.0		0
Allowance for Policyholder Dividends		30,662	0.5		-	-		(30,662)
Reserve for Price Fluctuations		28,042	0.5		29,242	0.5		1,199
Total Liabilities		5,836,472	97.1		5,855,919	97.0		19,447
Minority Interests		1,433	0.0		924	0.0		(508)
Equity:								
Revaluation Reserve		53	0.0		-	-		-
Reserve for Redemption of Fund		35,000	0.6		-	-		-
Surplus		95,376	1.6		-	-		-
Net Unrealised Gains on Securities		41,641	0.7		-	-		-
Translation Adjustments		479	0.0		-	-		-
Total Equity		172,551	2.9		-	-		-
Stockholders' Equity:								
Common Stock		-	-		75,000	1.3		-
Capital Surplus		-	-		54	0.0		-
Retained Earnings		-	-		56,123	0.9		-
Net Unrealised Gains on Securities		-	-		47,883	0.8		-
Total Stockholders' Equity		-	-		179,060	3.0		-
Total Liabilities, Minority Interests and (Stockholders') Equity	¥	6,010,457	100.0	¥	6,035,905	100.0	¥	25,448

Unaudited Consolidated Statements of Operations

Years ended 31st March

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)
Ordinary Revenue:					
Income from Insurance Premiums	¥ 1,059,445		¥ 989,420		¥ (70,024)
Investment Income / Gains:					
Interest, dividends and income from real estate for rent	155,683		129,419		(26,264)
Gains on investments in trading securities, net	592		-		(592)
Gains on sale of securities	88,599		32,596		(56,003)
Gains from derivatives	-		21,111		21,111
Other investment income	1,229		2,961		1,731
Total Investment Income/gains	246,104		186,088		(60,016)
Other Ordinary Income	10,537		9,747		(790)
Equity in Net Income of Affiliated Companies	195		-		(195)
Total Ordinary Revenue	1,316,283	100.0	1,185,256	100.0	(131,026)
Ordinary Expenses:					
Insurance Claims and Other Payments:					
Insurance claims	297,441		295,889		(1,552)
Annuity payments	22,768		27,104		4,336
Insurance benefits	266,487		254,314		(12,172)
Surrender payments	269,970		215,896		(54,074)
Other payments	50,776		68,703		17,927
Total Insurance Claims and Other Payments	907,444		861,908		(45,536)
Provision for Policy and Other Reserves:					
Provision for outstanding claims	3,703		-		(3,703)
Provision for policy reserve	26,289		12,724		(13,565)
Interest portion of reserve for policyholder dividends	1,550		1,149		(401)
Total Provision for Policy and Other Reserves	31,543		13,873		(17,670)
Investment Expenses / Losses:					
Interest expense	68		37		(30)
Losses from monetary trusts, net	30,189		11,748		(18,440)
Losses on investments in trading securities, net	-		3,018		3,018
Losses on sale of securities	56,136		19,755		(36,380)
Devaluation losses on securities	54,222		58,713		4,491
Losses from derivatives, net	25,925		-		(25,925)
Foreign exchange losses, net	10,034		1,473		(8,560)
Write-off of loans	3,621		69		(3,552)
Depreciation of real estate for rent	3,250		3,069		(180)
Other investment expenses	3,282		5,753		2,471
Losses from special accounts, net	18,879		28,512		9,633
Total Investment Expenses / Losses	205,609		132,153		(73,456)
Operating Expenses	105,822		111,381		5,558
Other Ordinary Expenses	21,824		21,047		(777)
Equity in Net Loss of Affiliated Companies	-		3,085		3,085
Total Ordinary Expenses	1,272,245	96.7	1,143,449	96.5	(128,796)
Ordinary Profit	¥ 44,037	3.3	¥ 41,807	3.5	¥ (2,230)

		2002 (Millions of yen)	%		2003 (Millions of yen)	%		Increase (decrease)
Extraordinary Gains:								
Gains on sale of property, equipment and loans	¥	1,986		¥	911		¥	(1,075)
Reversal of reserve for possible loan losses		4,236			3,165			(1,071)
Recoveries from bad debts previously written-off		608			2,181			1,572
Other		-			38			38
Total Extraordinary Gains		6,832	0.6		6,297	0.5		(535)
Extraordinary Losses:								
Losses on sale, disposal and devaluation of property and equipment		1,689			4,309			2,619
Provision for reserve for possible loan losses		0			0			0
Provision for allowance for policyholder dividends		30,662			-			(30,662)
Provision for price fluctuation reserve		1,330			1,199			(130)
Social service contribution		316			-			(316)
Payments for 100th anniversary project		-			254			254
Total Extraordinary Losses		33,998	2.6		5,764	0.5		(28,233)
Provision for reserve for policyholder dividends		-	-		26,569	2.2		26,569
Income Before Income Taxes		16,871	1.3		15,769	1.3		(1,102)
Income Taxes:								
Current		10,130	0.8		4,176	0.4		(5,954)
Deferred		(2,961)	(0.2)		5,154	0.4		8,115
Minority Interests		160	0.0		55	0.0		(105)
Net Income	¥	9,541	0.7	¥	6,383	0.5	¥	(3,158)

Unaudited Consolidated Statements of Retained Earnings

Years ended 31st March

		2002 (Millions of yen)		2003 (Millions of yen)		Increase (decrease)
Balance at Beginning of Year	¥	126,145	¥	-	¥	-
Deductions:						
Transfer to reserve for policyholder dividends		33,249		-		-
Transfer to reserve for redemption of fund		6,800		-		-
Interest on fund		181		-		-
Bonus to directors		65		-		-
Bonus to corporate auditors		13		-		-
Total deductions		40,310		-		-
Net Income		9,541		-		-
Balance at End of Year	¥	95,376	¥	-	¥	-
Capital Surplus:						
Balance at beginning of year	¥	-	¥	54	¥	-
Balance at End of Year	¥	-	¥	54	¥	-
Retained Earnings:						
Balance at beginning of year		-		49,815		
Addition:						
Net income		-		6,383		
Deduction:						
Bonus to directors		-		65		
Bonus to corporate auditors		-		10		
Total deductions		-		75		
Balance at End of Year	¥	-	¥	56,123	¥	-

Unaudited Consolidated Statements of Cash Flows

Years ended 31st March

	2002 (Millions of yen)	2003 (Millions of yen)	Increase (decrease)
Cash flows from operating activities:			
Income before income taxes	¥ 16,871	¥ 15,769	¥ (1,102)
Depreciation of real estate for rent	3,250	3,069	(180)
Amortisation of goodwill due to consolidation	5	(1,192)	(1,198)
Other depreciation and amortisation	7,072	5,794	(1,278)
Increase (decrease) in reserve for outstanding claims	3,703	(71)	(3,775)
Increase in policy reserve	26,289	12,724	(13,565)
Interest portion of reserve for policyholder dividends	1,550	1,149	(401)
Provision for reserve for policyholder dividends	-	26,569	26,569
Decrease in reserve for possible loan losses	(5,844)	(3,167)	2,677
Write-off of loans	3,621	69	(3,552)
Increase in reserve for employees' retirement benefits	1,445	2,437	992
Increase in reserve for losses on sale of loans	0	0	0
Increase (decrease) in allowance for policyholder dividends	30,662	(30,662)	(61,324)
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	-	30,662	30,662
Increase in reserve for price fluctuations	1,330	1,199	(130)
Interest, dividends and income from real estate for rent	(155,683)	(129,419)	26,264
Losses on securities investment	42,347	78,413	36,066
Interest expense	68	37	(30)
Exchange losses	3,326	1,519	(1,806)
(Gains) losses on sale or disposal of property and equipment	(989)	3,379	4,368
Equity in net (income) loss of affiliated companies	(195)	3,085	3,280
Increase in amount due from agency	(2,409)	(2,664)	(254)
(Increase) decrease in amount due from reinsurers	(323)	89	412
Increase in other assets	(3,373)	(4,327)	(954)
Increase (decrease) in amount due to agency	0	(0)	(0)
Increase (decrease) in amount due to reinsurers	(43)	68	111
Increase in other liabilities	2,758	7,690	4,931
Other, net	57,855	(6,485)	(64,341)
Sub-total	33,299	15,741	(17,558)
Interest, dividends and income from real estate for rent received	164,501	136,979	(27,521)
Interest paid	(57)	(39)	18
Dividends paid to policyholders	(34,533)	(34,868)	(335)
Other, net	(43,066)	12,542	55,609
Income taxes paid	(19,304)	(5,618)	13,686
Net cash provided by operating activities	¥ 100,838	¥ 124,736	¥ 23,898

	2002 (Millions of yen)	2003 (Millions of yen)	Increase (decrease)
Cash flows from investing activities:			
Net (increase) decrease in short-term investments	¥ (3,790)	¥ 6,540	¥ 10,331
Proceeds from sale and redemption of monetary claims purchased	2,200	700	(1,500)
Investments in monetary trusts	(38,000)	(130,000)	(92,000)
Proceeds from monetary trusts	134,731	49,000	(85,731)
Purchase of securities	(2,170,659)	(1,412,770)	757,888
Sale and redemption of securities	1,865,697	1,460,254	(405,443)
Investments in loans	(351,733)	(381,749)	(30,016)
Collections on loans	320,301	355,378	35,077
Increase (decrease) in cash collateral received under security lending contracts	91,337	(24,759)	(116,097)
Sub-total	(149,914)	(77,405)	72,509
Total of net cash provided by (used in) operating activities and investment transactions as above	(49,076)	47,331	96,407
Purchase of property and equipment	(13,909)	(5,710)	8,199
Proceeds from sale of property and equipment	3,763	1,955	(1,807)
Net cash paid related to sale of subsidiaries	-	937	937
Proceeds from business transfer	-	200	200
Net cash used in investing activities	(160,061)	(80,021)	80,039
Cash flows from financing activities:			
Proceeds from issuance of commercial paper	-	30,000	30,000
Payments related to redemption of commercial paper	(30,000)	-	30,000
Repayments of debt	(57)	(0)	56
Repayments of fund	(6,800)	-	6,800
Interest paid related to fund	(181)	-	181
Dividends paid to minority interests	(2)	(0)	2
Payments related to article 12 of implementation order for Insurance Business Law	-	(5,560)	(5,560)
Net cash provided by (used in) financing activities	(37,042)	24,437	61,479
Effect of exchange rate changes on cash and cash equivalents	(3,349)	(1,621)	1,727
Net increase (decrease) in cash and cash equivalents	(99,614)	67,530	167,145
Cash and cash equivalents at beginning of year	496,091	396,477	(99,614)
Cash and cash equivalents at end of year	¥ 396,477	¥ 464,008	¥ 67,530

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company"), a Japanese mutual company, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for the year ended 31st March, 2003 was 6. Daido Life Investment Trust Management Co., Ltd, which was previously consolidated, has been accounted for under the equity method since 1st April, 2002 due to the sale of shares on 30th May, 2002. As of 1st July, 2002, Daido Life Investment Trust Management Co., Ltd. has been merged with T&D Taiyo Daido Asset Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. As a result, T&D Taiyo Daido Asset Management Co., Ltd. has been eliminated from the list of affiliated companies since 30th June, 2002. Daido Properties Investment Inc. has been deconsolidated due to the liquidation on 3rd December, 2002.

In accordance with the reorganisation plan of the Company's consolidated subsidiaries, Daido Kosan Co., Ltd., Daiko Building Service Co., Ltd. and Nihon System Shuno, Inc. have split off their businesses to those wholly owned subsidiaries on 1st October, 2002 and then the remaining businesses were marged into Daido Management Service Co., Ltd. together with businesses belonging to Daido Life Calculation Centre Co., Ltd., Daido Life Leasing Co., Ltd., Daido Confirm Co., Ltd. and Daido Life Credit Service Co., Ltd., as of 3rd February, 2003.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended 31st March, 2003 was 9. T&D Taiyo Daido Lease Co., Ltd. and Alternative Investment Capital Limited has been accounted for under the equity method since 30th September, 2002 and 4th October 2002, respectively, due to the purchase of shares on 1st August, 2002 and 1st October, 2002, respectively. T&D Information System Service Co., Ltd. has been merged with T&D Information Systems Co., Ltd. as of 1st October, 2002. T&D Premium Collection Service Co., Ltd. has been eliminated from the list of affiliated companies due to the liquidation on 18th March, 2003.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and Affiliates".

The financial statements of affiliates located outside Japan are prepared for the year ending 31st December. Appropriate adjustments were made for material transactions from 31st December to 31st March, which is the date of the consolidated financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are reported in the statement of operations. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. The Company and its subsidiaries have applied a stricter rule for impairment of marketable available-for-sale securities during the year ended 31st March 2003, by considering the current stock market condition. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company, which is mainly based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co. Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2003 was ¥88,407 million.

(k) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(l) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(m) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

(n) Changes of presentation

The presentation of stockholders' equity of the balance sheet and the consolidated statement of retained earnings as of and for the year ended 31st March 2003 have been revised due to the Company's demutualisation and the revision of the format of the financial statements prescribed by the implementation order for the Insurance Business Law.

(o) Additional information

From the year ended 31st March, 2003, the Company has recognised impairment losses for all securities of which decline in the fair value exceeds 30% of its book value. As a result, the Company and its subsidiaries recognised ¥18,487 million of additional devaluation losses on marketable available-for-sale securities. This resulted the decrease by ¥18,487 million in ordinary profit and income before income taxes for the year ended 31st March, 2003.

2. Investment in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarised below:

	As of 31st March,	
	2002	2003
	(Millions of yen)	
Securities:		
Trading	¥ 262,759	¥ 199,518
Available-for-sale:		
with fair value	2,210,754	2,105,291
without fair value	88,280	103,952
	2,299,034	2,209,243
Held-to-maturity	1,491,845	1,538,461
	¥ 4,053,640	¥ 3,947,224
Monetary trusts:		
Trading	¥ 22,949	¥ 35,175
Available-for-sale	72,246	115,217
	¥ 95,195	¥ 150,393

Investments in trading securities held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarised below:

	As of 31st March, 2002	
	Fair value	Unrealised Gain (Losses)
	(Millions of yen)	
Securities	¥ 262,759	¥ 2,667
Monetary trusts	22,949	(94)
Total	¥ 285,708	¥ 2,573

	As of 31st March, 2003	
	Fair value	Unrealised Gain (Losses)
	(Millions of yen)	
Securities	¥ 199,518	¥ (25,446)
Monetary trusts	35,175	(3,973)
Total	¥ 234,693	¥ (29,419)

Investments in held-to-maturity securities and available-for-sale securities held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarised below:

	As of 31st March, 2002		
	Amortised Cost	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds			
Corporate bonds	¥ 620,913	¥ 24,804	¥ (2,035)
Municipal bonds	698,994	35,959	(458)
Government bonds	111,904	17,147	-
Sub-total	1,431,812	77,911	(2,493)
Foreign bonds	60,031	1,203	(447)
Total	¥ 1,491,845	¥ 79,115	¥ (2,941)

	As of 31st March, 2002		
	Carrying Amount	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds			
Corporate bonds	¥ 438,448	¥ 16,095	¥ (1,250)
Municipal bonds	620,846	28,879	(448)
Government bonds	462,797	12,902	(140)
Sub-total	1,522,093	57,877	(1,838)
Domestic stocks	278,384	32,784	(14,831)
Foreign bonds	258,740	2,745	(3,659)
Foreign stocks	974	2	(71)
Other foreign securities	31,005	390	(799)
Other securities	119,553	175	(8,776)
Total	¥ 2,210,754	¥ 93,976	¥ (29,977)

	As of 31st March, 2003		
	Amortised Cost	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds			
Corporate bonds	¥ 709,871	¥ 43,083	¥ (194)
Municipal bonds	669,306	42,806	-
Government bonds	108,877	16,394	-
Sub-total	1,488,055	102,284	(194)
Foreign bonds	50,405	2,168	(233)
Total	¥ 1,538,461	¥ 104,452	¥ (428)

	As of 31st March, 2003		
	Carrying Amount	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Available-for-sale:			
Domestic bonds			
Corporate bonds	¥ 509,975	¥ 24,550	¥ (236)
Municipal bonds	617,154	37,252	-
Government bonds	420,182	13,150	(12)
Sub-total	1,547,313	74,952	(249)
Domestic stocks	172,363	14,198	(10,571)
Foreign bonds	161,023	5,633	(1,174)
Foreign stocks	1,913	-	(262)
Other foreign securities	30,076	796	(1,934)
Other securities	192,601	3,129	(6,490)
Total	¥ 2,105,291	¥ 98,710	¥ (20,683)

Net unrealised gains and losses on monetary trusts classified as available-for-sale securities are summarized as follows:

	As of 31st March,	
	2002	2003
	(Millions of yen)	
Carrying amount	¥ 72,246	¥ 115,217
Net unrealised gains (losses)	398	(4,130)

Available-for-sale securities without readily obtainable fair value held by the Company and its subsidiaries as of 31st March, 2002 and 2003 are summarised below:

	As of 31st March,	
	2002	2003
	(Millions of yen)	
Unlisted domestic stocks	¥ 10,767	¥ 10,672
Unlisted foreign stocks	60,000	60,000
Other foreign securities	7,451	12,857
Other securities	3,098	4,696
Investments in affiliates	6,964	15,727
Total	¥ 88,280	¥ 103,952

Gross gains of ¥88,599 million and ¥32,510 million, and gross losses of ¥56,136 million and ¥19,659 million were realised on the sale of available-for-sale securities for the year ended 31st March, 2002 and 2003, respectively.

The carrying value of bonds classified as held-to-maturity and available-for-sale at 31st March, 2002 and 2003, by contractual maturity date, is shown below:

	As of 31st March, 2002				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Held-to-maturity and available-for-sale:					
Government bonds	¥ 119,840	¥ 203,699	¥ 244,605	¥ 6,559	¥ 574,703
Municipal bonds	110,190	563,814	641,493	5,262	1,320,759
Corporate bonds	114,815	417,641	445,178	80,807	1,058,441
Foreign bonds	69,178	138,442	111,151	-	318,771
Total	¥ 414,025	¥ 1,323,597	¥ 1,442,429	¥ 92,628	¥ 3,272,679

	As of 31st March, 2003				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Held-to-maturity and available-for-sale:					
Government bonds	¥ 169,871	¥ 180,617	¥ 174,442	¥ 4,127	¥ 529,057
Municipal bonds	134,842	557,843	590,087	3,687	1,286,459
Corporate bonds	81,227	442,532	530,258	165,828	1,219,845
Foreign bonds	6,044	66,998	115,121	23,265	211,428
Total	¥ 391,987	¥ 1,247,992	¥ 1,409,910	¥ 196,909	¥ 3,246,798

Bonds amounting to ¥96,491 million were loaned under lending contracts as of 31st March, 2003.

During the year ended 31st March, 2002, held-to-maturity securities with a carrying amount of ¥1,113,483 million held with respect to the Company's group annuity business were reclassified into available-for-sale securities. This reclassification was to sustain an appropriate level of liquidity in order to deal with large potential shifts in the size of its group annuity business of interest rates increase significantly in the future.

As a result of this reclassification, securities and net unrealised gains of securities increased by ¥53,736 million and ¥34,332 million, respectively.

3. Loans

Delinquent loans of the Company and its subsidiaries as of 31st March, 2003 are summarised below.

	(Millions of yen)
Loans to bankrupt companies	¥ 293
Past due loans	8,405
Loans over due for three months or more	234
Restructured loans	885
Total	¥ 9,818

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2003 amounted to ¥986 million. Past due loans also decreased due to write-offs in the amounts of ¥4,122 million as of 31st March, 2003.

The Company's outstanding loan commitments with borrowers are summarised as follows:

	(Millions of yen)
Total loan commitment	¥ 2,175
Less amount draw down	1,095
Residual loan commitment	¥ 1,080

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analysing the risk related to the total assets of the Company, including derivative financial instruments, and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality. Accordingly, the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of 31st March, 2002 and 2003, respectively. Notional amounts do not represent exposure to credit loss.

	As of 31st March, 2002			
	Notional amounts		Current	
	Over one year	One year or less	market or fair value	Valuation gains (losses)
	(Millions of yen)			
Stock index future sold	¥ -	¥ 65,843	¥ 64,983	¥ 859
Interests rate swaps	61,800	2,600	(1,423)	(1,423)
Foreign exchange contracts sold	-	73,653	75,594	(1,941)
Foreign exchange contracts bought	-	380	381	1
Total valuation gains (losses)				¥ (2,504)

	As of 31st March, 2003			
	Notional amounts		Current	
	Over one year	One year or less	market or fair value	Valuation gains (losses)
	(Millions of yen)			
Stock index future sold	¥ -	¥ 82,825	¥ 83,679	¥ (853)
Interests rate swaps	29,200	32,600	(1,354)	(1,354)
Foreign exchange contracts sold	-	70,271	70,885	(613)
Foreign exchange contracts bought	-	204	204	(0)
Total valuation gains (losses)				¥ (2,821)

The notional amounts and average fixed interest rates of interest rate swaps by maturities at 31st March, 2002 and 2003 are as follows:

	One year or less	After one year through three years	After three years	Total
	(Millions of yen)			
2002:				
Notional amount	¥ 2,600	¥ 55,200	¥ 6,600	¥ 64,400
Average fixed interest rate to be received (%)	0.10	1.20	0.10	1.04
Average fixed interest rate to be paid (%)	1.97	2.22	1.97	2.19
2003:				
Notional amount	¥ 32,600	¥ 25,200	¥ 4,000	¥ 61,800
Average fixed interest rate to be received (%)	0.87	0.74	0.07	0.76
Average fixed interest rate to be paid (%)	2.19	2.24	1.97	2.20

As of 31st March, 2003, ¥10,923 million of the Company's investments in securities were used as subsituation of margin for future contracts.

5. Special Accounts

The balance sheet includes ¥175,054 million of assets and liabilities in equal amounts related to special accounts, as of 31st March, 2003.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

6. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1% for the year ended 31st March, 2003.

The effective tax rates for the year ended 31st March, 2003 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1	%
Permanent differences such as entertainment expenses	9.0	
Elimination of dividends received from subsidiaries	8.3	
Effect of equity in net loss of affiliated companies	7.1	
Other	(1.3)	
Effective tax rate	59.2	%

Significant components of deferred tax assets and liabilities of the Company and its subsidiaries as of 31st March, 2003 are summarised below:

		(Millions of yen)
Deferred tax assets:		
Policy reserves	¥	35,317
Reserve for employee's retirement benefits		21,535
Devaluation losses on securities		14,234
Reserve for price fluctuations		10,559
Unrealised losses on available-for-sale securities		9,141
Reserve for possible loan losses		3,159
Other		3,739
Total deferred tax assets	¥	97,687
Deferred tax liabilities:		
Unrealised gain on available-for-sale securities	¥	(36,027)
Deferred gain on sale of real estate		(563)
Total deferred tax liabilities		(36,590)
Net deferred tax asset	¥	61,096

7. **Reserve for Employees' Retirement Benefits**

The Company and its subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial value of the retirement benefit obligations and the pension assets.

The components of net periodic pension cost for the year ended 31st March, 2002 and 2003 are summarised below:

	For the year ended 31st March,	
	2002	2003
	(Millions of yen)	
Service cost	¥ 3,209	¥ 3,270
Interest cost	1,642	1,677
Expected return on assets	(131)	(95)
Amortisation of unrecognised net gain	1,008	2,036
Amortisation of prior service cost	254	-
Total pension cost	¥ 5,984	¥ 6,888

Assumptions used in accounting for the plans were as follows:

	For the year ended 31st March,	
	2002	2003
Discount rate	2.5%	2.3%
Expected long-term rate of return on assets	2.5%	1.75%

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss are charged or credited to income when recognised.

The plans' funded status as of 31st March, 2002 and 2003 are summarised below:

	As of 31st March,	
	2002	2003
	(Millions of yen)	
Projected benefit obligation	¥ 67,118	¥ 69,859
Plan assets	(5,452)	(5,785)
Unrecognised net gain or loss	-	-
Reserve for retirement benefits	¥ 61,665	¥ 64,074

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

8. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the year ended 31st March, 2003 is as follows:

	(Millions of yen)
Balance at beginning of year	¥ 113,659
Transfer from allowance for policyholder dividends	30,662
Policyholder dividends	(34,868)
Increase in interest	1,149
Other	164
Provision of reserve for policyholder dividends	26,569
Balance at end of year	¥ 137,336

9. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥3,624 million as of 31st March, 2003. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥15,996 million as of 31st March, 2003. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥23,928 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2003 in order to secure such future contribution.

10. Information for Consolidated Statement of Retained Earnings

As a result of the demutulisation performed by the Company as of 1st April, 2002, the equity in the balance sheet has been adjusted. These adjustments would effect to the stockholders' equity of the consolidated balance sheet as follows:

(Millions of yen)

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Stockholders' Equity)	
Revaluation reserve	¥ 53	Common Stock	¥ 75,000
Reserve for redemption of fund	35,000	Capital Surplus	54
Surplus	95,376	Retained earnings	49,815
Net unrealised gains on securities	41,641	Net unrealised gains on securities	41,641
Translation adjustments	479	Translation adjustments	479
Total Equity	172,551	Total Equity	166,991

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law.

11. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of 31st March, 2003 (Millions of yen)
Cash and deposits	288,716
Less deposits with an original maturity more than three months	(606)
Call loan	135,000
Monetary claims purchased	40,897
Cash and cash equivalents	464,008

Assets and liabilities of Daido Life Investment Trust Management which is deconsolidated due to the sale of shares are summarized as follows.

	As of 31st March, 2003 (Millions of yen)
Cash and deposits	¥ 590
Securities	2,208
Other assets	331
Other liabilities	233

12. Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualisation. In addition, the Company did not hold any treasury stocks during the year ended 31st March, 2002. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended 31st March, 2003 was ¥4,204.50. The net assets per share calculated based on the number of shares of common stock outstanding as of 31st March, 2003 was ¥119,322.62.

13. Segment Information

Segment information is not required to be disclosed as ordinary revenue and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenue and total assets, respectively.

14. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet of the Company as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Legal reserve		Subscribed Capital	¥ 75,000
Revaluation reserve	¥ 53	Legal reserve	
Reserve for redemption of fund	35,000	Capital reserve	54
Legal reserve for future losses	1,018	Appropriated legal reserve	1,018
Total Legal reserve	36,071	Total Legal reserve	1,072
Surplus		Surplus	
Appropriated retained earnings	¥ 63,635	Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766	Unappropriated retained earnings	22,766
Total Surplus	86,402	Total Surplus	40,841
Net unrealised gains on securities	41,514	Net unrealised gains on securities	41,514
Total Equity	163,988	Total Equity	158,428

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).

File No.82-34658

NON-CONSOLIDATED FINANCIAL SUMMARY

(for the fiscal year 2002 ended March 31, 2003)

May 22, 2003

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: May 22, 2003
Interim Dividends: Applicable
Date of Ordinary General Meeting of Shareholders: June 27, 2003
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the FY2002 ended March 31, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
FY2002 ended Mar. 31, 2003	¥1,182,176 million	(9.6)	¥46,027 million	14.9	¥88,729 million	(19.3)	¥11,443 million	49.3
FY2001 ended Mar. 31, 2002	¥1,308,229 million	3.1	¥40,068 million	(51.3)	¥109,889 million	(3.8)	¥7,665 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2002 ended Mar. 31, 2003	¥7,590.68	¥ -	6.8%	0.8%	3.9%
FY2001 ended Mar. 31, 2002	¥5,110.31	¥ -	4.7%	0.7%	3.1%

Notes: 1. Average number of outstanding shares during the year: the year ended March31, 2003: 1,500,000, the year ended March31, 2002: None

2. Changes in method of accounting: None

3. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.

4. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 of this material for computations of net income, net income per share, and ratio of net income to shareholders' equity.

5. Core Profit is, a measure of a life insurance company's underlying profitability from core insurance operation on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Equity
As of March 31, 2003	¥ 3,000.00	¥ -	¥ 3,000.00	¥ 4,500 million	39.3 %	2.6 %
As of March 31, 2002	¥ -	¥ -	¥ -	¥ - million	- %	- %

Note: Daido Life was a mutual company through March 31, 2002, thus it dose not distribute dividends for the fiscal year ended March 31, 2002

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2003	¥6,007,183 million	¥175,882 million	2.9%	¥117,216.78
As of March 31, 2002	¥5,982,789 million	¥158,428 million	2.6%	¥105,619.06

Notes: 1. Number of outstanding shares at the end of the year: the year ended March31, 2003: 1,500,000, the year ended March31, 2002: None

2. Number of treasury stock at the end of the year: None

3. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 for computations of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.

2. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenue	Ordinary Profit		Net Income
			Core Profit	
First half ending Sept. 30, 2003	¥587,000 million	¥34,000 million	¥43,000 million	¥13,000 million
FY 2003 ending Mar. 31, 2004	¥1,124,000 million	¥70,000 million	¥88,000 million	¥23,000 million

	Annual Dividends per Share		
	Interim	Year-End	
First half ending Sept. 30, 2003	¥ -	¥ -	¥ -
FY 2003 ending Mar. 31, 2004	¥ -	¥3,000.00	¥3,000.00

Note: Projected net income per share for the year ending March 31, 2004 is ¥15,300.00.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review - Forecast for the Year Ending March 31, 2004" of Consolidated Financial Summary.

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in its income statements.

Fiscal Year Ended March 31, 2002

For the fiscal year ended March 31, 2002, the company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after demtualization, a sum corresponding to the reserve for policyholder dividend of a mutual company was recorded as the allowance for policyholder dividend, and the provision for allowance for policyholder dividend was accounted for as an expense.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders will be paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity and reclassified into accrued liabilities simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

Net income

net income [¥7,665 million] :(a)

Net income per share

net income [¥7,665 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

net income [¥7,665 million](a) / {(total equity at start of fiscal year [¥195,496 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million] + total equity at end of fiscal year[163,988 million]) / 2} x 100

Shareholders' equity

total equity at end of fiscal year [¥163,988 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,818,800 million] + total equity at end of fiscal year [¥163,988 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2003

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders will be paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity and reclassified into accrued liabilities simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Ratio of net income to shareholders' equity

net income [¥11,443 million] / {(total equity at start of fiscal year [¥163,988 million] - amount paid upon demutualization [¥5,560 million] + total equity at end of fiscal year [175,882 million]) / 2} x 100

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the demutualization (April 1, 2002)

I. Non-Consolidated Financial Statements

Unaudited Non-Consolidated Balance Sheets

As of 31st March

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)
Assets:					
Cash and Deposits					
Cash	¥ 118		¥ 162		¥ 44
Deposits	147,884		257,191		109,306
Total Cash and Deposits	148,002	2.5	257,353	4.3	109,350
Call Loans	184,000	3.1	135,000	2.2	(49,000)
Monetary Claims Purchased	42,394	0.7	40,897	0.7	(1,497)
Monetary Trusts	95,195	1.6	150,393	2.5	55,197
Securities					
Government bonds	646,486		579,006		(67,480)
Municipal bonds	1,321,595		1,288,250		(33,344)
Corporate bonds	1,070,690		1,231,436		160,745
Domestic stocks	373,798		256,791		(117,007)
Foreign securities	523,359		397,399		(125,960)
Other securities	122,278		196,786		74,508
Total Securities	4,058,208	67.8	3,949,671	65.8	(108,537)
Loans					
Policy loans	67,317		78,248		10,931
Commercial loans	1,089,958		1,103,410		13,452
Total Loans	1,157,275	19.4	1,181,658	19.7	24,383
Property and Equipment					
Land	101,388		97,711		(3,677)
Buildings	76,088		71,281		(4,806)
Equipment	1,170		1,141		(29)
Construction in progress	1,785		5,614		3,828
Total Property and Equipment	180,433	3.0	175,748	2.9	(4,684)
Due from Agency	2,409	0.0	5,073	0.1	2,664
Due from Reinsurers	1,480	0.0	1,391	0.0	(89)
Other Assets					
Accounts receivable	10,781		12,434		1,653
Prepaid expenses	2,433		3,228		794
Accrued income	24,201		22,257		(1,943)
Deposits for rent	4,491		3,956		(535)
Margin for futures contracts	180		4,986		4,806
Derivatives	861		22		(838)
Suspense payments	4,139		1,338		(2,801)
Other assets	8,807		7,889		(917)
Total Other Assets	55,896	0.9	56,114	0.9	217
Net Deferred Tax Asset	69,009	1.2	60,721	1.0	(8,288)
Reserve for Possible Loan Losses	(11,517)	(0.2)	(6,839)	(0.1)	4,678
Total Assets	¥ 5,982,789	100.0	¥ 6,007,183	100.0	¥ 24,394

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)
Liabilities:					
Policy Reserves					
Reserve for outstanding claims	¥ 47,805		¥ 47,734		¥ (71)
Policy reserve	5,381,993		5,394,718		12,724
Reserve for policyholder dividends	113,659		137,336		23,677
Total Policy Reserves	5,543,459	92.7	5,579,788	92.9	36,329
Due to Agency	0	0.0	0	0.0	(0)
Due to Reinsurers	699	0.0	767	0.0	68
Other Liabilities					
Cash collateral received under security lending contracts	121,418		96,659		(24,759)
Accounts payable	4,520		3,241		(1,278)
Accrued expenses	8,536		8,590		54
Unearned income	5,857		5,166		(690)
Deposits received	421		1,535		1,113
Guarantee deposits	6,055		5,707		(348)
Derivatives	3,364		2,844		(520)
Suspense receipt	4,266		3,881		(384)
Other liabilities	-		30,000		30,000
Total Other Liabilities	154,440	2.6	157,626	2.6	3,185
Reserve for Employees' Retirement Benefits	61,434	1.0	63,812	1.1	2,377
Reserve for Losses on Sale of Loans	63	0.0	63	0.0	0
Allowance for Policyholder Dividends	30,662	0.5	-	-	(30,662)
Reserve for Price Fluctuations	28,042	0.5	29,242	0.5	1,199
Total Liabilities	5,818,800	97.3	5,831,301	97.1	12,500
Equity:					
Legal Reserve					
Revaluation reserve	53		-		-
Reserve for redemption of fund	35,000		-		-
Reserve for future losses	1,018		-		-
Total Legal Reserve	36,071	0.6	-	-	-
Surplus					
Appropriated retained earnings	63,635		-		-
Unappropriated retained earnings	22,766		-		-
Total Surplus	86,402	1.4	-	-	-
Net Unrealised Gains on Securities	41,514	0.7	-	-	-
Total Equity	163,988	2.7	-	-	-
Stockholders' Equity:					
Common Stock Authorised-6,000,000 shares Issued-1,500,000 shares	-	-	75,000	1.2	-
Capital Surplus	-	-	54	0.0	-
Retained Earnings					
Legal reserve	-		1,029		-
Appropriated retained earnings	-		34,978		-
Unappropriated retained earnings	-		17,241		-
Total Retained Earnings	-	-	53,249	0.9	-
Net Unrealised Gains on Securities	-	-	47,579	0.8	-
Total Stockholders' Equity	-	-	175,882	2.9	-
Total Liabilities and (Stockholders') Equity	¥ 5,982,789	100.0	¥ 6,007,183	100.0	¥ 24,394

Unaudited Non-Consolidated Statements of Operations

Years ended 31st March

		2002 (Millions of yen)	%		2003 (Millions of yen)	%		Increase (decrease)
Ordinary Revenue:								
Income from Insurance Premiums:								
Insurance premiums	¥	1,057,881		¥	988,327		¥	(69,554)
Ceding reinsurance commissions		1,564			1,093			(470)
Total Income from Insurance Premiums		1,059,445			989,420			(70,024)
Investment Income / Gains:								
Interest, dividends and income from real estate for rent								
Interest income from deposits		3,441			1,646			(1,794)
Interest income and dividends from securities		118,038			98,596			(19,441)
Interest income from loans		26,866			25,711			(1,155)
Income from real estate for rent		7,327			7,090			(236)
Other income from interest and dividends		136			104			(32)
Total interest, dividends and income from real estate for rent		155,811			133,150			(22,660)
Gains on investments in trading securities, net		592			-			(592)
Gains on sale of securities		88,599			32,676			(55,922)
Gains from derivatives		-			21,111			21,111
Other investment income		120			2,961			2,840
Total Investment Income / Gains		245,123			189,901			(55,222)
Other Ordinary Income:								
Income related to withheld insurance claims and other payments for future annuity payments		158			210			51
Income due to withheld insurance payments		2,764			2,025			(738)
Reversal of reserve for outstanding claims		-			71			71
Other		737			546			(190)
Total Other Ordinary Income		3,660			2,854			(805)
Total Ordinary Revenue	¥	1,308,229	100.0	¥	1,182,176	100.0	¥	(126,052)

		2002 (Millions of yen)	%		2003 (Millions of yen)	%		Increase (decrease)
Ordinary Expenses:								
Insurance Claims and OtherPayments:								
Insurance claims	¥	297,441		¥	295,889		¥	(1,552)
Annuity payments		22,768			27,104			4,336
Insurance benefits		266,487			254,314			(12,172)
Surrender payments		269,970			215,896			(54,074)
Other payments		49,396			67,349			17,953
Reinsurance premiums		1,380			1,354			(25)
Total Insurance Claims and Other Payments		907,444			861,908			(45,536)
Provision for Policy and Other Reserves:								
Provision for outstanding claims		3,703			-			(3,703)
Provision for policy reserve		26,289			12,724			(13,565)
Interest on reserve for policyholder dividends		1,550			1,149			(401)
Total Provision for Policy and Other Reserves		31,543			13,873			(17,670)
Investment Expenses / Losses:								
Interest expense		68			37			(30)
Losses from monetary trusts, net		30,189			11,748			(18,440)
Losses on investments in trading securities, net		-			3,018			3,018
Losses on sale of securities		56,135			19,657			(36,477)
Devaluation losses on securities		54,121			58,713			4,592
Losses from derivatives, net		25,925			-			(25,925)
Foreign exchange losses, net		10,034			1,462			(8,571)
Write-off of loans		3,620			69			(3,550)
Depreciation of real estate for rent		3,250			3,069			(180)
Other investment expenses		3,282			8,034			4,752
Losses from special accounts, net		18,879			28,512			9,633
Total Investment Expenses / Losses		205,507			134,326			(71,180)
Operating Expenses		108,142			109,212			1,069
Other Ordinary Expenses:								
Payments related to withheld insurance claims		2,288			2,096			(192)
Taxes		6,803			6,900			96
Depreciation		4,883			4,950			67
Provision for reserve for employees' retirement benefits		1,394			2,377			983
Other		153			503			350
Total Other Ordinary Expenses		15,523			16,828			1,305
Total Ordinary Expenses		1,268,161	96.9		1,136,149	96.1		(132,011)
Ordinary Profit	¥	40,068	3.1	¥	46,027	3.9	¥	5,958

		2002 (Millions of yen)	%		2003 (Millions of yen)	%		Increase (decrease)
Extraordinary Gains:								
Gains on sale of property, equipment and loans	¥	1,985		¥	909		¥	(1,075)
Reversal of reserve for possible loan losses		4,282			3,129			(1,153)
Recoveries from bad debts previously written-off		608			2,181			1,572
Total Extraordinary Gains		6,876	0.5		6,220	0.5		(655)
Extraordinary Losses:								
Losses on sale, disposal and devaluation of property and equipment		1,540			3,857			2,317
Provision for reserve for losses on sale of loans		0			0			0
Provision for allowance for policyholder dividends		30,662			-			(30,662)
Provision for price fluctuation reserve		1,330			1,199			(130)
Social service contribution		316			-			(316)
Payments for 100th anniversary project		-			254			254
Total Extraordinary Losses		33,849	2.6		5,313	0.5		(28,536)
Provision for reserve for policyholder dividends		-	-		26,569	2.2		26,569
Income Before Income Taxes		13,094	1.0		20,364	1.7		7,270
Income Taxes:								
Current		9,230	0.7		4,060	0.3		(5,170)
Deferred		(3,801)	(0.3)		4,861	0.4		8,662
Net Income		7,665	0.6		11,443	1.0		3,778
Unappropriated Retained Earnings at Beginning of Year		14,381			5,520			(8,861)
Transfer from appropriated retained earnings		719			277			(442)
Appropriated Retained Earnings at End of Year	¥	22,766		¥	17,241		¥	(5,525)

Unaudited Non-Consolidated Statement of Retained Earnings

Year ended 31st March

		2002 (Millions of yen)		2003 Proposal (Millions of yen)
Unappropriated Retained Earnings at Beginning of Year	¥	22,766	¥	17,241
Transfer from appropriated retained earnings		14,818		-
		37,585		17,241
Appropriation of Retained Earnings:				
Transfer to appropriated legal reserve		11		912
Dividends		-		4,500
Bonus to directors		43		47
Bonus to corporate auditors		10		10
Transfer to appropriated retained earnings		32,000		6,000
Total Appropriation of Retained Earnings		32,064		11,469
Unappropriated Retained Earnings Carried Forward	¥	5,520	¥	5,772

NOTES TO UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company"), a Japanese mutual company, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are reported in the statement of operations. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. The Company has applied a stricter rule for impairment of marketable available-for-sale securities during the year ended 31st March, 2003, by considering the current stock market condition. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method.

Investments in subsidiaries and affiliated companies amounted to ¥975 million are stated at cost and included in investments in securities.

A part of bonds amounting to ¥96,491 million was loaned under lending contracts as of 31st March, 2003.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets.

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss are charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co. Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2003 was ¥ 88,337 million.

(k) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

As of 31st March 2003, ¥10,923 million of the Company's investments in securities were used as substitution of margin for future contracts.

(l) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(m) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

(n) Change of presentation

The presentation of stockholders' equity of the balance sheet as of 31st March 2003 has been revised due to the Company's demutualisation and the revision of the format of the financial statements prescribed by the implementation order for the Insurance Business Law.

(o) Additional Information

From the year ended 31st March, 2003, the Company has recognised impairment losses for all securities of which decline in the fair value exceeds 30% of its book value. As a result, the Company recognised ¥18,487 million of additional devaluation losses on marketable available-for-sale securities. This resulted the decrease by ¥18,487 million in ordinary profit and income before income taxes for the year ended 31st March, 2003.

2. Loans

Delinquent loans of the Company as of 31st March, 2003 is summarised below.

		(Millions of yen)
Loans to bankrupt companies	¥	293
Past due loans		8,405
Loans over due for three months or more		234
Restructured loans		885
Total	¥	9,818

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2003 amounted to ¥986 million. Past due loans also decreased due to write-offs in the amounts of ¥4,122 million as of 31st March, 2003.

The Company's outstanding loan commitments with borrowers are summarised as follows:

		(Millions of yen)
Total loan commitment	¥	2,175
Less amount draw down		1,095
Residual loan commitment	¥	1,080

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. Special Accounts

The balance sheet includes ¥175,054 million of assets and liabilities in equal amounts related to special accounts as of 31st March, 2003.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

4. Income Taxes

The Company is subject to corporate (national) and inhabitants (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1% for the year ended 31st March, 2003.

The effective tax rates for the year ended 31st March, 2003 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1	%
Permanent differences such as entertainment expenses	6.9	
Other	0.8	
Effective tax rate	43.8	%

Significant components of deferred tax assets and liabilities of the Company as of 31st March, 2003 are summarised below:

		(Millions of yen)
Deferred tax assets:		
Policy reserves	¥	35,317
Reserve for employee's retirement benefits		21,430
Devaluation losses on securities		14,234
Reserve for price fluctuations		10,559
Unrealised losses on available-for-sale securities		9,136
Reserve for possible loan losses		3,147
Other		3,485
Total deferred tax assets	¥	97,311
Deferred tax liabilities:		
Unrealised gain on available-for-sale securities	¥	(36,027)
Deferred gain on sale of real estate		(563)
Total deferred tax liabilities		(36,590)
Net deferred tax asset	¥	60,721

5. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the year ended 31st March, 2003 is as follows:

		(Millions of yen)
Balance at beginning of year	¥	113,659
Transfer from allowance for policyholder dividends		30,662
Policyholder dividends		34,868
Increase in interest		1,149
Other		164
Provision of reserve for policyholder dividends		26,569
Balance at end of year	¥	137,336

6. Retained Earnings

In order to keep the Company's sound financial condition, certain valuation gains credited as income to the value of ¥43,655 million are restricted for distribution in accordance with Japanese Commercial Code Law. This amount mainly resulted from net valuation gains of trading securities and derivative financial instruments.

7. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥3,624 million as of 31st March, 2003. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥15,996 million as of 31st March, 2003. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥23,928 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2003 in order to secure such future contribution.

8. Investment Gains / Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for the year ended 31st March, 2003 are as follows:

		Gains on sale		Losses on sale		Devaluation losses
Domestic bonds	¥	5,625	¥	890	¥	174
Domestic stocks and other		5,027		13,884		50,532
Foreign Securities		22,023		4,883		8,006
	¥	32,676	¥	19,657	¥	58,713

Losses on investments on trading securities mainly consist of income from interest and dividends amounting to ¥949 million and valuation losses amounting to ¥4,065 million, respectively.

Losses from momentary trusts and losses from derivatives include valuation losses amounting to ¥3,919 million and ¥318 million, respectively.

9. Extraordinary Gains / Losses

Gains on sales of property, equipment and loans include gains on sales of real estate amounting to ¥831 million.

Losses on sales, disposal and devaluation of property and equipment include losses on sales of real estate amounting to ¥664 million and valuation losses due to the market value decline of land and buildings that is considered to be unrecoverable in the future amounting to ¥3,002 million.

10. Transactions with Subsidiaries

Receivables from and payables to subsidiaries as of 31st March, 2003 were ¥36 million and ¥174 million, respectively.

Income and expenses with subsidiaries for the year ended 31st March, 2003 were ¥3,668 million and ¥2,109 million, respectively.

11. Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualisation. In addition, the Company did not hold any treasury stocks during the year ended 31st March, 2003. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended 31st March, 2003 was ¥7,590.68. The net assets per share calculated based on the number of shares of common stock outstanding as of 31st March, 2003 was ¥117,216.78.

12. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Legal reserve:		Subscribed Capital	¥ 75,000
Revaluation reserve	¥ 53	Legal reserve	
Reserve for redemption of fund	35,000	Capital reserve	54
Legal reserve for future losses	1,018	Appropriated legal reserve	1,018
Total Legal reserve	36,071	Total Legal reserve	1,072
Surplus:		Surplus:	
Appropriated retained earnings	63,635	Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766	Unappropriated retained earnings	22,766
Total Surplus	86,402	Total Surplus	40,841
Net unrealised gains on securities	41,514	Net unrealised gains on securities	41,514
Total Equity	163,988	Total Equity	158,428

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).

File No.82-34658

Supplementary Materials for the Fiscal 2002 Financial Results

Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights (Non-Consolidated)

(1) Total number of policies and total policy amount in force (Number, 100 Millions of Yen, %)

	As of March 31, 2003				As of March 31, 2002			
	Number		Amount		Number		Amount	
		Change		Change		Change		Change
Individual Insurance	2,006,206	100.3%	381,811	100.9%	2,000,744	99.2%	378,389	99.9%
Individual Annuities	135,904	107.6	11,615	106.6	126,263	99.8	10,901	98.5
Subtotal	2,142,110	100.7	393,426	101.1	2,127,007	99.3	389,291	99.8
Group Insurance	-	-	123,658	103.8	-	-	119,097	102.8
Group Annuities	-	-	24,418	95.6	-	-	25,539	99.2

Notes:
1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of new policies and new policy amount (Number, 100 Millions of Yen, %)

	Year Ended March 31, 2003					
	Number		Amount			
		Change		Change	New Policies	Increase from Conversion
Individual Insurance	265,082	101.7%	45,336	100.6%	45,116	220
Individual Annuities	15,635	235.8	1,398	219.7	1,397	0
Subtotal	280,717	105.1	46,735	102.3	46,513	221
Group Insurance	-	-	4,976	93.3	4,976	
Group Annuities	-	-	0	16.7	0	

	Year Ended March 31, 2002					
	Number		Amount			
		Change		Change	New Policies	Increase from Conversion
Individual Insurance	260,529	106.2%	45,067	103.7%	44,559	508
Individual Annuities	6,630	114.0	636	116.6	636	0
Subtotal	267,159	106.4	45,704	103.8	45,195	508
Group Insurance	-	-	5,334	205.6	5,334	
Group Annuities	-	-	5	11.0	5	

Notes:
1. The number of new policies includes increase from conversion.
2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.
3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Term life insurance policies by dividend type

(Number, 100 Millions of Yen, %)

	Year Ended March 31, 2003							
	Policies in force				New policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	849,001	61.9%	233,548	67.1%	51,061	25.9%	13,595	31.8%
Semi-participating	315,934	23.1	77,038	22.1	28,006	14.2	8,553	20.0
Non-participating	205,907	15.0	37,460	10.8	118,365	59.9	20,613	48.2
Total	1,370,842	100.0	348,046	100.0	197,432	100.0	42,762	100.0

	Year Ended March 31, 2002							
	Policies in force				New policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	894,374	66.7%	245,913	71.7%	50,074	25.8%	14,462	34.1%
Semi-participating	337,552	25.2	77,406	22.5	36,442	18.8	9,132	21.5
Non-participating	108,195	8.1	19,770	5.8	107,715	55.4	18,825	44.4
Total	1,340,121	100.0	343,090	100.0	194,231	100.0	42,420	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.
2. The figures for new policies do not include the net increase from conversion.

(4)Average amount of new policies and amount in force (Individual insurance) (Thousands of Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Average amount of new policies	17,330	17,682
Average amount in force	19,031	18,912

Note: The average amount of new policies does not include increase from conversion.

(5) New policy rate (New policy amount / amount in force at the beginning of fiscal year) (%)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Individual Insurance	11.9	11.8
Individual Annuities	13.3	5.9
Group Insurance	4.2	4.6

Notes:

1. The new policy amount does not include increase from conversion.
2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

(6) Surrender and lapse rate (Surrender and lapse amount / amount in force at the beginning of fiscal year) (%)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Individual Insurance	9.6	10.1
Individual Annuities	5.6	6.6
Group Insurance	0.0	6.0

Notes: The surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

(Reference) Surrender and lapse rate without adjustments (%)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Individual Insurance and Annuities	8.5	9.0

(7) Surrender and lapse amount (Millions of Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Individual Insurance	3,233,160	3,424,109
Individual Annuities	57,495	69,092
Group Insurance	51,559	131,166

(8) Average premium amount of individual insurance new policies (Monthly Premium) (Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Average Premium Amount	215,499	200,022

Notes:

1. The figures do not include increase from conversion.
2. The figures are annualized.

(9) Average assumed investment yield for individual insurance and annuities (%)

	As of March 31, 2003	As of March 31, 2002
Average Assumed Investment Yield	3.87	4.07

(10) Mortality rate for individual insurance (‰)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Rate based on Number of Policies	3.98	3.99
Rate based on Policy Amount	4.24	4.38

(11) Reserve for outstanding claims (Millions of Yen)

	As of March 31, 2003	As of March 31, 2002
Insurance Claims		
Death Benefits	29,419	27,149
Accidental Death Benefits	969	4,013
Disability Benefits	5,668	1,828
Maturity Benefits	1,145	4,300
Others	1	2
Sub Total	37,205	37,293
Annuity Payments	79	148
Insurance Benefits	6,123	6,714
Surrender Payments	3,918	2,971
Total	47,734	47,805

(12) Policy reserve (Millions of Yen)

	As of March 31, 2003	As of March 31, 2002
Policy Reserve		
Individual Insurance	2,472,474	2,381,999
Individual Annuity	389,898	361,748
Group Insurance	9,770	9,233
Group Annuity	2,441,452	2,549,565
Others	5,780	5,925
Sub Total	5,319,376	5,308,472
Contingency Reserve	75,341	73,521
Total	5,394,718	5,381,993

(13)Policy reserve calculating methods and ratios

		As of March 31, 2003	As of March 31, 2002
Calculating methods	Policies subject to Standard Policy Reserve Method	Standard Policy Reserve Method	Standard Policy Reserve Method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100%	100%

Notes: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(14)Policy reserve by contract year (Millions of Yen, %)

Contract Year	Policy Reserve Amount	Assumed Investment Yield	Average Assumed Investment Yield
General Account			
- FY 1980	29,667	4.00 - 5.00	4.44
FY 1981 - FY 1985	55,283	5.00 - 6.00	5.19
FY 1986 - FY 1990	600,546	5.50 - 6.00	5.55
FY 1991 - FY 1995	995,912	3.75 - 5.75	4.69
FY 1996 - FY 2000	867,910	1.75 - 2.75	2.42
FY 2001	143,192	1.50	1.51
FY 2002	145,139	1.00 - 1.50	1.45
Subtotal	2,837,651	-	3.87
Special Account	24,721		
Total	2,862,372		

Notice:

1. Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.
2. Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(15) Other reserves

(Millions of Yen)

		As of March 31, 2003		As of March 31, 2002	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for Possible Loan Losses					
	General Reserve	3,136	(2,894)	6,030	(1,411)
	Specific Reserve	3,703	(1,783)	5,486	(4,825)
	Specific Reserves for Loans to Refinancing Countries	-	-	-	-
Reserve for Employees' Retirement Benefits		63,812	2,377	61,434	1,394
Reserve for Losses on Sale of Loans		63	0	63	0
Allowance for Reserve for Policyholder Dividends		-	(30,662)	30,662	30,662
Reserve for Price Fluctuations		29,242	1,199	28,042	1,330

(16) Insurance premium

a. Payment Method

(Millions of Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Individual Insurance	641,681	627,360
[Single Premiums]	[70,173]	[57,946]
[Annual Payment]	[141,603]	[136,347]
[Semi-Annual Payment]	[1,318]	[1,402]
[Monthly Payment]	[428,586]	[431,664]
Individual Annuities	43,308	34,691
[Single Premiums]	[11,734]	[7,658]
[Annual Payment]	[9,017]	[5,439]
[Semi-Annual Payment]	[149]	[148]
[Monthly Payment]	[22,406]	[21,444]
Group Insurance	49,613	49,032
Group Annuities	251,116	344,289
Total	988,327	1,057,881

b. Year

(Millions of Yen, %)

		Year Ended March 31, 2003	Year Ended March 31, 2002
Individual Insurance and Annuities	First Year	147,890	121,288
	Second and Subsequent Year	537,099	540,763
	Sub Total	684,990	662,052
Group Insurance	First Year	1,657	1,655
	Second and Subsequent Year	47,956	47,376
	Sub Total	49,613	49,032
Group Annuities	First Year	2,013	7,611
	Second and Subsequent Year	249,103	336,677
	Sub Total	251,116	344,289
Total	First Year	151,714	130,901
	Second and Subsequent Year	836,612	926,979
	Total	988,327	1,057,881
	% Change	(6.6)	(1.2)

(17) Insurance claims

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2003	Year Ended March 31, 2002
Death Benefits	147,740	30	27,627	-	-	261	175,660	180,353
Accidental Death Benefits	1,641	-	373	-	-	19	2,033	2,495
Disability Benefits	11,560	-	1,291	-	-	-	12,852	13,304
Maturity Benefits	80,218	0	-	24,370	65	-	104,654	101,017
Others	-	-	-	631	-	56	687	269
Total	241,160	30	29,292	25,002	65	336	295,889	297,441

(18) Annuity payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2003	Year Ended March 31, 2002
51	5,769	66	21,096	120	-	27,104	22,768

(19) Insurance benefits

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2003	Year Ended March 31, 2002
Death Benefits	158	1,034	3	-	11	-	1,207	1,404
Hospitalization Benefits	12,637	63	557	-	-	74	13,332	13,679
Operation Benefits	5,792	27	-	-	-	-	5,819	5,628
Injury Benefits	120	-	136	-	-	-	257	193
Survival Benefits	2,228	-	-	-	97	-	2,326	2,239
Others	68	504	36	230,746	3	12	231,371	243,342
Total	21,005	1,629	733	230,746	112	86	254,314	266,487

(20) Surrender payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Year Ended March 31, 2003	Year Ended March 31, 2002
169,952	19,143	-	26,304	496	-	215,896	269,970

(21) Operating expenses

(Millions of Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
Sales Activity Related Expenses	32,669	31,244
In-house sales representative expenses	20,162	19,578
Sales agent expenses	11,831	10,994
Selection expenses	675	670
Sales Administrative Expenses	20,297	19,469
Administrative / operational expenses	18,668	18,255
Advertising expenses	1,629	1,214
General Administrative Expenses	56,244	57,428
Personnel expenses	17,804	18,751
Expenses for premium collection, computer systems, equipments, offices and others	35,929	36,128
[Donation / contribution and others]	[41]	[53]
Contribution to the Policyholder Protection Fund	833	856
Contribution to the Policyholder Protection Corporation	1,676	1,692
Total	109,212	108,142

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

2. Investment of General Account Assets in Fiscal 2002 (Non-Consolidated)

(1) Fiscal 2002 investment

a. Environment

During the fiscal year ended March 31, 2003, the Japanese economy remained in severe condition. Hope for economic recovery initially grew during the first half of the year as exports to Asia outside Japan increased and the Japanese government officially announced a bottoming out of the economy in May 2002. However, real GDP growth weakened in the second half amid severe employment conditions. Although overseas demand contributed to positive growth for the fiscal year as whole, compared to negative growth in the previous fiscal year, deflationary trends persisted as the prices rose to a smaller degree than that for the previous term.

Against this backdrop, the Japanese stock market was in a general state of decline throughout the term. Stock prices initially rose gradually through the beginning of May 2002 on the strength of hope for an economic recovery, with the Nikkei average eventually rebounding to the ¥12,000 level. However, subsequent negative factors, including a decline in overseas stock markets, selling following the unwinding of cross shareholdings, and dwindling hope for recovery in corporate earnings, caused the stock market to drop near fiscal year-end, with both the Nikkei average and Topix falling to new post-bubble era lows.

(Nikkei Average: March 31, 2002: ¥11,024; March 31, 2003: ¥7,972)

(Topix: March 31, 2002: 1,060; March 31, 2003: 788)

Long-term interest rates in Japan declined throughout the year as a result of such factors as protracted deflation and the fall in stock prices. Although rising temporarily in late September 2002 following the Bank of Japan's announcement of its policy to purchase bank-held stocks and nonattainment of targets for government bond tenders, interest rates subsequently declined again, with yields on 10-year Japanese government bonds falling from 1.39% at the beginning of the fiscal year to an all-time low of 0.70% at fiscal year-end.
(10-year JGB yields: March 31, 2002: 1.39%; March 31, 2003: 0.70%)

In currency exchange markets, the yen gained relative to the dollar. Substantial depreciation of the dollar continued through mid-July, as hopes for recovery in the U.S. economy dwindled and U.S. stock markets weakened, with the yen–dollar exchange rate temporarily reaching the ¥115 mark. Although such factors as yen-selling intervention by the Japanese government and tension in the political situation in Iraq had some effect following a return to dollar buying as U.S. stock markets temporarily bounced back, the yen to dollar exchange continued to hover around the ¥120 range.

Meanwhile, as uncertainty increased in international politics in the second half of the term, the geopolitically less risky euro gained against the dollar and consequently the yen as well.

(Yen–dollar exchange rate: March 31, 2002: ¥133.20; March 31, 2003: ¥120.20)

(Yen–euro exchange rate: March 31, 2002: ¥116.10; March 31, 2003: ¥129.85)

b. Investment principles

To efficiently invest the insurance premiums it receives from customers, Daido Life emphasizes the investment principles of "investment to match the assumed yields, terms and other characteristics of its insurance products" and "maintaining the soundness of assets."

To ensure that its investment operations are conducted in accordance with those principles, the Company undertakes rigorous risk management in each asset category and strategically allocates assets within tolerable risk with an eye to increasing investment yields.

c. Investment performance

At the end of fiscal 2002, general account assets amounted to ¥5,840.1 billion (¥5,754.2 billion), up ¥85.8 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

Under a severe investment environment marked by weakness in stock prices, the Company continued to invest mainly in yen fixed income assets and took such measures against stock price fluctuation risks as selling stocks and stock index futures in order to emphasize stable profitability

At the end of fiscal 2002, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 52.0% (51.3%), domestic stocks, 3.5% (5.2%), foreign securities, 6.0% (8.0%), and loans, 20.2% (20.1%).

Regarding principal items within investment income and expenses, interests, dividends, and income from real estate for rent amounted to ¥133.1 billion (¥155.8 billion). Gains on sale of securities totaled ¥32.6 billion (¥88.5 billion), while losses on sale of securities were ¥19.6 billion (¥56.1 billion). Net gains from derivatives were ¥21.1 billion (net losses of ¥25.9 billion). Devaluation losses on securities were ¥58.7 billion (¥54.1 billion), and net losses from monetary trusts were ¥11.7 billion (¥30.1 billion).

(2) Asset composition

(Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	390,043	6.7%	330,175	5.8%
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-		
Monetary claims purchased	40,897	0.7	42,394	0.7
Securities under proprietary accounts	-	-	-	-
Monetary trusts	150,393	2.6	95,195	1.7
Securities	3,786,043	64.8	3,832,830	66.6
Domestic bonds	3,035,369	52.0	2,951,773	51.3
Domestic stocks	201,720	3.5	296,900	5.2
Foreign securities	352,167	6.0	461,877	8.0
Foreign bonds	211,429	3.6	318,772	5.5
Foreign stocks and other securities	140,738	2.4	143,105	2.5
Other securities	196,786	3.4	122,278	2.1
Loans	1,181,658	20.2	1,157,275	20.1
Policy loans	78,248	1.3	67,317	1.2
Commercial loans	1,103,410	18.9	1,089,958	18.9
Property and equipment	174,607	3.0	179,262	3.1
Deferred tax asset	60,721	1.0	69,009	1.2
Other assets	62,595	1.1	59,666	1.0
Reserve for possible loan losses	(6,839)	(0.1)	(11,517)	(0.2)
Total assets	5,840,121	100.0	5,754,293	100.0
Foreign currency denominated assets	192,672	3.3	305,909	5.3

(3) Changes in the amount of assets by categories

(Millions of Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002
	Amount	Amount
Cash and deposits, call loans	59,867	(116,482)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	
Monetary claims purchased	(1,497)	14,598
Securities under proprietary accounts	-	-
Monetary trusts	55,197	(152,704)
Securities	(46,786)	319,153
Domestic bonds	83,596	413,147
Domestic stocks	(95,180)	(86,308)
Foreign securities	(109,710)	(21,247)
Foreign bonds	(107,343)	18,455
Foreign stocks and other securities	(2,367)	(39,703)
Other securities	74,508	13,562
Loans	24,383	24,706
Policy loans	10,931	11,374
Commercial loans	13,452	13,331
Property and equipment	(4,655)	5,012
Deferred tax asset	(8,288)	3,184
Other assets	2,928	(1,397)
Reserve for possible loan losses	4,678	6,237
Total assets	85,827	102,309
Foreign currency denominated assets	(113,237)	(94,070)

(4) Investment yield

a. Investment yield (%) / *b. Average daily balance* (Millions of Yen)

	a. Investment yield (%) Year Ended Mar.31, 2003	a. Investment yield (%) Year Ended Mar.31, 2002	b. Average daily balance (Millions of Yen) Year Ended Mar.31, 2003	b. Average daily balance (Millions of Yen) Year Ended Mar.31, 2002
Cash and deposits, call loans	0.02%	0.05%	301,132	285,941
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-		-	
Monetary claims purchased	0.10	0.16	18,219	28,605
Securities under proprietary accounts	-	-	-	-
Monetary trusts	(16.98)	(15.80)	123,534	207,102
Domestic bonds	2.51	2.66	2,868,241	2,667,264
Domestic stocks	(5.66)	(17.56)	267,360	326,607
Foreign securities	5.44	9.65	461,089	574,239
Loans	2.17	2.01	1,155,214	1,129,909
Commercial loans	1.98	1.83	1,082,958	1,068,487
Property and equipment	1.21	1.13	178,589	174,411
Total general accounts	1.47	1.03	5,719,932	5,672,476
Other than stocks	1.82	2.17	5,452,571	5,345,868
Foreign investments	1.96	7.53	604,696	747,930

Notes:

1. Investment yields stated above represent the results calculated by dividing the net investment gain/loss included in ordinary revenue/expenses by the average daily balance on a book value basis.
2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

(5)Investment income / gains

(Millions of Yen)

	Year Ended Mar. 31, 2003	Year Ended Mar. 31, 2002
Interests, dividends and income from real estate for rent	133,150	155,811
Interest income from deposits	1,646	3,441
Interest income and dividends from securities	98,596	118,038
Interest income from loans	25,711	26,866
Income from real estate for rent	7,090	7,327
Other income from interest and dividends	104	136
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	592
Gains on sale of securities	32,676	88,599
Gains on sale of domestic bonds	5,625	2,869
Gains on sale of domestic stocks	5,027	35,960
Gains on sale of foreign securities	22,023	49,769
Other	-	-
Gains on redemption of securities	-	-
Gains from derivatives, net	21,111	-
Foreign exchange gains, net	-	-
Other investment income	2,961	120
Total	189,901	245,123

(6)Investment expenses / losses

(Millions of Yen)

	Year Ended Mar. 31, 2003	Year Ended Mar. 31, 2002
Interest expense	37	68
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	11,748	30,189
Losses on investments in trading securities, net	3,018	-
Losses on sale of securities	19,657	56,135
Losses on sale of domestic bonds	890	561
Losses on sale of domestic stocks	13,884	53,610
Losses on sale of foreign securities	4,883	1,963
Other	-	-
Devaluation losses on securities	58,713	54,121
Devaluation losses on domestic bonds	174	154
Devaluation losses on domestic stocks	50,532	52,441
Devaluation losses on foreign securities	8,006	1,476
Amortization of securities	-	-
Losses from derivatives, net	-	25,925
Foreign exchange losses, net	1,462	10,034
Provision for reserve for possible loan losses	-	-
Provision of specific reserve	-	-
Provision of general reserve	-	-
Write-off of loans	69	3,620
Depreciation of real estate for rent	3,069	3,250
Other investment expenses	8,034	3,282
Total	105,813	186,627

(7)Net investment gains / losses

(Millions of Yen)

	Year Ended Mar. 31, 2003	Year Ended Mar. 31, 2002
Net investment gains/losses	84,087	58,496

(8)Securities

(Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Government bonds	529,059	14.0%	574,703	15.0%
Municipal bonds	1,286,461	34.0	1,319,841	34.4
Corporate bonds	1,219,848	32.2	1,057,228	27.6
Public corporation bonds	535,614	14.1	399,442	10.4
Domestic stocks	201,720	5.3	296,900	7.7
Foreign securities	352,167	9.3	461,877	12.1
Foreign bonds	211,429	5.6	318,772	8.3
Foreign stocks and other securities	140,738	3.7	143,105	3.8
Other securities	196,786	5.2	122,278	3.2
Total	3,786,043	100.0	3,832,830	100.0
Subordinated debentures	48,460	1.3	42,930	1.1

Securities by holding purposes categories

(Millions of Yen)

	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
As of March 31, 2003					
Government bonds	-	108,877	420,182	-	529,059
Municipal bonds	-	669,306	617,154	-	1,286,461
Corporate bonds	-	709,872	509,975	-	1,219,848
Public corporation bonds	-	328,938	206,676	-	535,614
Domestic stocks	-	-	182,831	18,888	201,720
Foreign securities	35,891	50,405	265,870	-	352,167
Foreign bonds	-	50,405	161,023	-	211,429
Foreign stocks and other securities	35,891	-	104,846	-	140,738
Other securities	-	-	196,786	-	196,786
Total	35,891	1,538,461	2,192,802	18,888	3,786,043
As of March 31, 2002					
Government bonds	-	111,904	462,798	-	574,703
Municipal bonds	-	698,994	620,846	-	1,319,841
Corporate bonds	-	618,778	438,449	-	1,057,228
Public corporation bonds	-	227,011	172,431	-	399,442
Domestic stocks	-	-	288,894	8,006	296,900
Foreign securities	37,380	60,032	358,063	6,401	461,877
Foreign bonds	-	60,032	258,740	-	318,772
Foreign stocks and other securities	37,380	-	99,323	6,401	143,105
Other securities	-	-	122,278	-	122,278
Total	37,380	1,489,710	2,291,330	14,408	3,832,830

(9)Securities by contractual maturity dates

(Millions of Yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
As of March 31, 2003							
Government bonds	169,871	93,677	86,939	57,860	116,582	4,127	529,059
Municipal bonds	134,842	325,129	232,714	326,115	263,971	3,687	1,286,461
Corporate bonds	81,227	268,188	174,344	233,164	297,094	165,828	1,219,848
Domestic stocks						201,720	201,720
Foreign securities	6,044	34,530	34,317	57,950	71,562	147,762	352,167
Foreign bonds	6,044	34,317	32,680	52,911	62,209	23,265	211,429
Foreign stocks and other securities	-	212	1,636	5,039	9,352	124,497	140,738
Other securities	-	12,806	2,793	3,487	3,106	174,593	196,786
Total	391,987	734,332	531,108	678,578	752,317	697,720	3,786,043
As of March 31, 2002							
Government bonds	119,840	104,909	98,790	110,998	133,607	6,559	574,703
Municipal bonds	110,110	348,793	214,180	297,005	344,488	5,262	1,319,841
Corporate bonds	113,543	240,148	165,466	194,179	263,082	80,807	1,057,228
Domestic stocks						296,900	296,900
Foreign securities	25,836	53,294	60,281	40,483	102,941	179,040	461,877
Foreign bonds	25,836	52,879	59,410	37,628	97,675	45,342	318,772
Foreign stocks and other securities	-	415	871	2,855	5,266	133,697	143,105
Other securities	92	-	13,505	2,580	5,178	100,920	122,278
Total	369,423	747,145	552,224	645,247	849,297	669,490	3,832,830

* Includes securities with maturity dates unfixed.

(10) Stock holdings by industry

(Millions of Yen, %)

	As of March 31, 2003	
	Amount	Percentage
Fisheries, agriculture and forestry	662	0.3%
Mining	14	0.0
Construction	8,827	4.4
Manufacturing industries		
Food products	5,384	2.7
Textiles and clothing	1,601	0.8
Pulp and paper	435	0.2
Chemicals	6,080	3.0
Medicals	13,526	6.7
Oil and coal products	255	0.1
Rubber products	5,431	2.7
Glass and stone products	300	0.1
Steel	887	0.4
Non-steel metals	-	-
Metal products	312	0.2
Machinery	15,152	7.5
Electric appliances	3,691	1.8
Transportation vehicles	441	0.2
Precision machinery	12,611	6.3
Others	2,947	1.5
Electric and gas utilities	13,756	6.8
Transportation and telecommunications		
Ground transportation	7,462	3.7
Water transportation	8	0.0
Air transportation	-	-
Warehouses / transportation	91	0.0
Telecommunications	0	0.0
Commerce		
Wholesalers	4,368	2.2
Retailers	4,220	2.1
Financial services / insurance		
Banking	38,184	18.9
Securities and commodity futures trading	16,162	8.0
Insurance	20,734	10.3
Other financial services	4,915	2.4
Real estate	1,120	0.6
Service companies	12,128	6.0
Total	201,720	100.0

	As of March 31, 2002	
	Amount	Percentage
Manufacturing industries		
Food products	5,967	2.0%
Textiles and clothing	8,290	2.8
Pulp and paper	509	0.2
Chemicals	26,774	9.0
Oil and coal products	696	0.2
Rubber products	6,592	2.2
Glass and stone products	556	0.2
Steel	1,428	0.5
Non-steel metals	91	0.0
Metal products	1,161	0.4
Machinery	25,759	8.7
Electric appliances	21,266	7.2
Transportation vehicles	1,703	0.6
Precision machinery	6,588	2.2
Others	6,803	2.3
Sub-total	114,190	38.5
Non-manufacturing industries		
Fisheries	233	0.1
Mining	34	0.0
Construction	10,938	3.7
Retailers and wholesalers	16,762	5.6
Financial services / insurance	88,309	29.7
Securities	20,729	7.0
Real estate	397	0.1
Ground transportation	10,004	3.4
Water and air transportation	8	0.0
Warehouses	270	0.1
Telecommunications	2,069	0.7
Electric utilities	12,761	4.3
Service companies	20,190	6.8
Sub-total	182,710	61.5
Total	296,900	100.0

Note: From March 31, 2003, categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Municipal bonds by region

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2002
Hokkaido	31,605	31,152
Tohoku	178,305	176,457
Kanto	258,268	270,852
Chubu	235,098	239,314
Kinki	193,625	188,414
Chugoku	116,413	120,965
Shikoku	101,967	108,179
Kyushu	171,176	184,503
Total	1,286,461	1,319,841

(12) Loans

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2002
Policy loans	78,248	67,317
Policyholder loans	76,589	65,665
Premium loans	1,658	1,651
Commercial loans	1,103,410	1,089,958
Loans to non-residents	18,525	16,903
Loans to corporations	778,871	757,175
Loans to domestic corporations	774,031	754,630
Loans to Japanese government, government-related organizations and international organizations	27,729	23,486
Loans to Japanese local governments and public entities	17,303	13,046
Mortgage loans	28,118	32,028
Consumer loans	180,206	185,828
Others	71,180	78,391
Total Loans	1,181,658	1,157,275

(13) Loans by contractual maturity dates

(Millions of Yen)

		Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
As of March 31, 2003								
	Floating-rate loans	19,561	27,656	43,049	13,348	24,538	38,511	166,665
	Fixed-rate loans	174,508	289,361	177,277	86,229	189,581	19,785	936,744
	Total	194,069	317,017	220,327	99,578	214,120	58,297	1,103,410
As of March 31, 2002								
	Floating-rate loans	58,262	23,370	35,665	18,798	26,101	41,743	203,942
	Fixed-rate loans	208,376	250,883	198,305	99,436	108,224	20,788	886,015
	Total	266,638	274,254	233,970	118,235	134,326	62,532	1,089,958

* Includes loans with maturity dates unfixed.

(14) Loans to domestic companies by company size

(Millions of Yen, %)

		As of March 31, 2003	Percentage	As of March 31, 2002	Percentage
Large corporations	Number of debtors	165	46.7%	171	43.7%
	Amount of loans	703,733	90.9	690,907	91.5
Medium-sized corporations	Number of debtors	4	1.1	4	1.0
	Amount of loans	10,197	1.3	12,686	1.7
Small corporations	Number of debtors	184	52.1	216	55.3
	Amount of loans	60,100	7.8	51,036	6.8
Total	Number of debtors	353	100.0	391	100.0
	Amount of loans	774,031	100.0	754,630	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).
2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).
3. Small corporations are defined, for purposes of the above table, as all other corporations.
4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(15) Loans by region

(Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Hokkaido	7,555	0.9%	7,748	1.0%
Tohoku	9,256	1.1	12,127	1.5
Kanto	487,568	59.5	447,210	56.2
Chubu	75,782	9.2	83,587	10.5
Kinki	224,647	27.4	231,545	29.1
Chugoku	2,674	0.3	1,221	0.2
Shikoku	1,552	0.2	1,788	0.2
Kyushu	10,935	1.3	10,203	1.3
Total	819,972	100.0	795,432	100.0

Notes:

1. The above figures do not include loans to individuals, non-residents, policy loans, etc.
2. Geographic areas are classified by the places where debtors' head offices are.

(16) Loans by industry

(Millions of Yen, %)

	As of March 31, 2003	
	Amount	Percentage
Domestic Loans		
Manufacturing Industries	121,550	11.0%
Food products	8,556	0.8
Textiles and clothing	7,724	0.7
Timber and wood products	726	0.1
Pulp and paper	550	0.0
Printing	8	0.0
Chemicals	13,624	1.2
Oil and coal	3,260	0.3
Ceramic and stone products	700	0.1
Steel	30,546	2.8
Non-steel metals	3,110	0.3
Metal products	1,639	0.1
Machinery	7,045	0.6
Electric appliances	29,385	2.7
Transportation vehicles	2,100	0.2
Precision machinery	3,021	0.3
Others	9,551	0.9
Agriculture	-	-
Forestry	-	-
Fisheries	8	0.0
Mining	-	-
Construction	4,636	0.4
Utilities	86,476	7.8
Telecommunications	11,242	1.0
Transportation	41,566	3.8
Wholesalers	95,567	8.7
Retailers	11,232	1.0
Financial services/insurance	318,507	28.9
Real estate	52,644	4.8
Service companies	75,703	6.9
Local governments	794	0.1
Mortgage and consumer and others	264,954	24.0
Total	1,084,884	98.3
Foreign Loans		
Governments, etc.	13,685	1.2
Financial institutions	2,840	0.3
Commerce and industry companies	2,000	0.2
Other	-	-
Total	18,525	1.7
Total	1,103,410	100.0

(Millions of Yen, %)

	As of March 31, 2002	
	Amount	Percentage
Domestic Loans		
Manufacturing Industries		
Food products	7,994	0.7%
Textiles and clothing	4,308	0.4
Pulp and paper	592	0.0
Chemicals	7,436	0.7
Oil and coal products	2,462	0.2
Rubber products	6,375	0.6
Glass and stone products	706	0.1
Steel	32,047	2.9
Non-steel metals	2,840	0.3
Metal products	1,699	0.1
Machinery	7,196	0.7
Electric appliances	24,498	2.2
Transportation vehicles	2,800	0.3
Others	6,069	0.6
Sub-total	107,027	9.8
Non-manufacturing Industries		
Construction	3,643	0.3
Retailers and wholesalers	105,609	9.7
Financial services/ insurance/securities	307,760	28.2
Real estate	42,963	3.9
Ground transportation	8,322	0.8
Water and air transportation	10,916	1.0
Electric utilities	69,200	6.4
Gas utilities	12,660	1.2
Service companies	77,470	7.1
Others	9,055	0.8
Sub-total	647,603	59.4
Government-related organizations	15,828	1.4
Local governments and public entities	6,546	0.6
Mortgage and consumers	217,857	20.0
Other	78,191	7.2
Total	1,073,054	98.4
Foreign Loans		
Governments, etc.	14,158	1.3
Financial institutions	-	-
Commerce and industry companies	2,545	0.3
Other	200	0.0
Total	16,903	1.6
Total	1,089,958	100.0

Note: From March 31, 2003, categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(17) Loans by collateral type

(Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Collateral	29,328	2.7%	38,511	3.5%
Stocks and other securities	13,530	1.2	16,797	1.5
Real and personal estate	15,798	1.4	21,714	2.0
Loans collateralized with receivables	-	-	-	-
Guarantees	33,458	3.0	25,668	2.4
Unsecured	775,710	70.3	748,155	68.6
Others	264,912	24.0	277,622	25.5
Total Loans	1,103,410	100.0	1,089,958	100.0
Subordinated loans	156,664	14.2	180,150	16.5

(18) Foreign investments

a. Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed) (Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Foreign bonds	91,281	18.8%	187,750	30.3%
Foreign stocks	1,913	0.4	7,375	1.2
Non yen-denominated cash, cash equivalents and other assets	99,477	20.5	110,783	17.8
Total	192,672	39.7	305,909	49.3

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Foreign bonds	4,223	0.9%	5,353	0.9%
Non yen-denominated cash, cash equivalents and other assets	44,481	9.2	61,005	9.8
Total	48,705	10.0	66,358	10.7

(c) Denominated in yen (Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	18,525	3.8%	16,903	2.7%
Foreign stocks	60,000	12.4	60,000	9.7
Foreign bonds	120,147	24.8	131,022	21.1
Other foreign securities	16,991	3.5	17,555	2.8
Other	27,910	5.8	22,733	3.7
Total	243,576	50.2	248,215	40.0

(d) Total (Millions of Yen, %)

	As of March 31, 2002		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
Total foreign investments	484,953	100.0%	620,483	100.0%

b. Foreign currency denominated assets by currency (Millions of Yen, %)

	As of March 31, 2003		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage
U.S. dollar	109,655	56.9%	163,118	53.3%
Euro	67,416	35.0	111,853	36.6
British pound	10,437	5.4	19,016	6.2
Canadian dollar	3,573	1.9	7,974	2.6
Swiss franc	1,087	0.6	1,428	0.5
Australian dollar	500	0.3	650	0.2
Swedish krone	0	0.0	719	0.2
Norwegian krone	0	0.0	0	0.0
Denmark krone	0	0.0	438	0.1
Hong Kong dollar	0	0.0	463	0.2
Singapore dollar	0	0.0	245	0.1
Total	192,672	100.0	305,909	100.0

c. Investments by region

(Millions of Yen, %)

	As of March 31, 2003							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	90,317	25.6%	60,064	28.4%	30,253	21.5%	6,500	35.1%
Europe	76,641	21.8	72,602	34.3	4,038	2.9	3,500	18.9
Oceania	5,651	1.6	5,651	2.7	-	-	-	-
Asia	-	-	-	-	-	-	200	1.1
Latin America	176,135	50.0	69,688	33.0	106,446	75.6	2,840	15.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,421	1.0	3,421	1.6	-	-	5,485	29.6
Total	352,167	100.0	211,429	100.0	140,738	100.0	18,525	100.0

	As of March 31, 2002							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	141,008	30.5%	104,535	32.8%	36,473	25.5%	6,500	38.5%
Europe	143,298	31.0	136,860	42.9	6,437	4.5	3,500	20.7
Oceania	6,579	1.4	6,579	2.1	-	-	-	-
Asia	-	-	-	-	-	-	200	1.2
Latin America	166,055	36.0	65,861	20.7	100,194	70.0	545	3.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	4,935	1.1	4,935	1.5	-	-	6,158	36.4
Total	461,877	100.0	318,772	100.0	143,105	100.0	16,903	100.0

(19) Fair value information on securities and others

a. Fair value information on securities

(a) Valuation gains (devaluation losses) on trading securities (Millions of Yen)

	As of March 31, 2003		As of March 31, 2002	
	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)
Trading securities	68,794	(8,039)	59,608	12,272
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks, etc.	35,891	(4,065)	37,380	1,661
Monetary trusts	32,903	(3,973)	22,227	10,610

Note: Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts, which are charged or credit to income, resulted in a gain of 1,796 million yen as of March 31, 2002.

(b)-1. Securities with market value (Millions of Yen)

	As of March 31, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Available -for-sale securities	2,157,307	2,231,216	73,908	99,798	25,890
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	189,955	193,012	3,057	6,429	3,371
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Others	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,695,769	3,873,702	177,932	204,251	26,318
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	240,360	245,353	4,992	8,597	3,605
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Others	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

Notes:
1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 54 million yen as of March 31, 2003.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of Mar. 31, 2003
Stocks of subsidiaries and affiliates	18,888
Available-for-sale securities	87,576
Unlisted domestic stocks (excluding over-the-counter stocks)	10,591
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	16,985
Total	106,465

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)	Gains	Losses
	As of March 31, 2002				
Held-to-maturity securities	1,489,710	1,565,899	76,188	79,112	2,923
Domestic bonds	1,429,678	1,505,111	75,432	77,908	2,475
Foreign Bonds	60,032	60,788	755	1,203	447
Available -for-sale securities	2,262,456	2,326,852	64,396	97,485	33,088
Domestic bonds	1,466,056	1,522,094	56,038	57,877	1,838
Domestic stocks	260,284	278,236	17,951	32,783	14,831
Foreign securities	292,112	290,720	(1,391)	3,139	4,530
Bonds	259,654	258,740	(914)	2,745	3,659
Stocks, etc.	32,458	31,980	(477)	393	870
Others	127,787	119,186	(8,600)	175	8,776
Monetary claims purchased	41,694	41,694	-	-	-
Certificates of deposit	8,000	8,000	-	-	-
Monetary trusts	66,520	66,919	398	3,509	3,111
Total	3,752,166	3,892,751	140,585	176,597	36,012
Domestic bonds	2,895,734	3,027,206	131,471	135,786	4,314
Domestic stocks	260,284	278,236	17,951	32,783	14,831
Foreign securities	352,144	351,508	(636)	4,342	4,978
Bonds	319,686	319,528	(158)	3,949	4,107
Stocks, etc.	32,458	31,980	(477)	393	870
Others	127,787	119,186	(8,600)	175	8,776
Monetary claims purchased	41,694	41,694	-	-	-
Certificates of deposit	8,000	8,000	-	-	-
Monetary trusts	66,520	66,919	398	3,509	3,111

Notes:
1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 272 million yen at March 31, 2002.
4.During the fiscal year ended March 31, 2002, a part of held-to-maturity securities were reclassified into available-for-sale securities.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of Mar. 31, 2002
Stocks of subsidiaries and affiliates	14,408
Available-for-sale securities	80,509
Unlisted domestic stocks (excluding over-the-counter stocks)	10,657
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	9,852
Total	94,917

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(c) Fair value information consisting of those stated in the previous table (b)-1. and foreign exchange and other gains (losses) for (b)-2.

(Millions of Yen)

	As of March 31, 2003				
	Amortized Cost / Carrying Value / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Stocks of subsidiaries and affiliates	18,888	18,888	-	-	-
Available -for-sale securities	2,244,884	2,319,354	74,470	100,434	25,963
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	179,192	182,831	3,639	14,198	10,559
Foreign securities	262,495	265,870	3,374	6,802	3,428
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Others	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,802,234	3,980,729	178,494	204,886	26,392
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	198,080	201,720	3,639	14,198	10,559
Foreign securities	312,901	318,211	5,309	8,971	3,662
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Others	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

(Millions of Yen)

	As of March 31, 2002				
	Amortized Cost / Carrying Value / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,489,710	1,565,899	76,188	79,112	2,923
Domestic bonds	1,429,678	1,505,111	75,432	77,908	2,475
Foreign Bonds	60,032	60,788	755	1,203	447
Stocks of subsidiaries and affiliates	14,408	14,959	551	1,085	534
Available -for-sale securities	2,342,966	2,407,944	64,978	98,069	33,090
Domestic bonds	1,466,056	1,522,094	56,038	57,877	1,838
Domestic stocks	270,942	288,894	17,951	32,783	14,831
Foreign securities	358,915	358,063	(852)	3,680	4,532
Bonds	259,654	258,740	(914)	2,745	3,659
Stocks, etc.	99,261	99,323	61	934	872
Others	130,836	122,278	(8,558)	218	8,776
Monetary claims purchased	41,694	41,694	-	-	-
Certificates of deposit	8,000	8,000	-	-	-
Monetary trusts	66,520	66,919	398	3,509	3,111
Total	3,847,084	3,988,803	141,719	178,267	36,548
Domestic bonds	2,895,734	3,027,206	131,471	135,786	4,314
Domestic stocks	278,949	296,900	17,951	32,783	14,831
Foreign securities	425,349	425,804	455	5,969	5,514
Bonds	319,686	319,528	(158)	3,949	4,107
Stocks, etc.	105,662	106,276	613	2,020	1,406
Others	130,836	122,278	(8,558)	218	8,776
Monetary claims purchased	41,694	41,694	-	-	-
Certificates of deposit	8,000	8,000	-	-	-
Monetary trusts	66,520	66,919	398	3,509	3,111

b. Fair value information on monetary trusts (Millions of Yen)

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	150,393	150,393	-	-	-
Investment type focused on domestic bonds	11,086	11,086	-	-	-
Investment type focused on domestic stocks	45,406	45,406	-	-	-
Investment type focused on foreign stocks	38,599	38,599	-	-	-
Investment type focused on collaterized short term money trust	55,000	55,000	-	-	-
Jointly operated designated monetary trusts	300	300	-	-	-

	As of March 31, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	95,195	95,195	-	-	-
Investment type focused on domestic bonds	10,598	10,598	-	-	-
Investment type focused on domestic stocks	36,866	36,866	-	-	-
Investment type focused on foreign stocks	47,430	47,430	-	-	-
Investment type focused on collaterized short term money trust	-	-	-	-	-
Jointly operated designated monetary trusts	300	300	-	-	-

(a) Monetary trusts within trading securities (Millions of Yen)

	As of March 31, 2003		As of March 31, 2002	
	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)
Trading securities	32,903	(3,973)	22,227	10,610
Domestic stocks	32,903	(3,973)	22,227	10,610

Note: Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts, which are charged or credited to income, showed a gain of 1,796 million yen as of March 31, 2002.

(b) Monetary trusts within available-for-sale securities (Millions of Yen)

	As of March 31, 2003				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	56,785	52,655	(4,130)	1,088	5,219
Domestic bonds	10,578	11,003	425	443	18
Domestic stocks	7,734	7,299	(434)	220	655
Foreign stocks	38,473	34,351	(4,121)	424	4,545
Total	56,785	52,655	(4,130)	1,088	5,219

	As of March 31, 2002				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	66,520	66,919	398	3,509	3,111
Domestic bonds	10,274	10,540	265	312	46
Domestic stocks	9,789	9,709	(80)	1,000	1,081
Foreign stocks	46,456	46,670	213	2,196	1,983
Total	66,520	66,919	398	3,509	3,111

Notes:

1.Securities included in jointly operated designated monetary trusts are not included herein.

2.Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credited to income, showed a gain of 54 million yen as of March 31, 2003 and a loss of 272 million yen as of March 31, 2002, respectively.

c. Fair value information on real estate

(Millions of Yen)

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	97,711	85,250	(12,461)	28,216	40,677
Leasehold	1,038	673	(365)	335	700
Total	98,749	85,923	(12,826)	28,552	41,378

	As of March 31, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	101,388	96,015	(5,372)	33,122	38,495
Leasehold	1,040	823	(216)	433	650
Total	102,429	96,839	(5,589)	33,556	39,145

Note: Figures for current fair value are based on posted prices.

d. Fair value information on derivative transactions

(a) Gains (losses) on derivatives

(Millions of Yen)

		Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
As of Mar. 31, 2003	Hedge accounting applied	-	-	-	-	-	-
	Hedge accounting not applied	(1,354)	(614)	(853)	-	-	(2,822)
	Total	(1,354)	(614)	(853)	-	-	(2,822)
As of Mar. 31, 2002	Hedge accounting applied	-	-	-	-	-	-
	Hedge accounting not applied	(1,423)	(1,940)	859	-	-	(2,503)
	Total	(1,423)	(1,940)	859	-	-	(2,503)

Notes:

1. Gains (losses) on derivatives not applied to hedge accounting are recorded in the income statements.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(b) Interest-related transactions

(Millions of Yen)

	As of March 31, 2003				As of March 31, 2002			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	61,800	29,200	(1,354)	(1,354)	64,400	61,800	(1,423)	(1,423)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				(1,354)				(1,423)

Interest rate swaps by contractual maturity dates:

(Millions of Yen, %)

	As of March 31, 2003				As of March 31, 2002			
	Total	One year or shorter	One year to three years	Over three years	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed								
Notional amount	61,800	32,600	25,200	4,000	64,400	2,600	55,200	6,600
Average fixed rate (receipt)	0.76	0.87	0.74	0.07	1.04	0.10	1.20	0.10
Average fixed rate (payment)	2.20	2.19	2.24	1.97	2.19	1.97	2.22	1.97

(c) Currency-related transactions (Millions of Yen)

	As of March 31, 2003				As of March 31, 2002			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Over-the-counter transactions								
Sold:	70,271	-	70,885	(613)	73,653	-	75,594	(1,941)
U.S. dollar	42,279	-	42,344	(64)	73,653	-	75,594	(1,941)
Euro	22,087	-	22,589	(502)	-	-	-	-
British pound	5,904	-	5,950	(46)	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	204	-	204	(0)	380	-	381	1
U.S. dollar	204	-	204	(0)	380	-	381	1
Euro	-	-	-	-	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				(614)				(1,940)

Notes:
1. Forward exchange rates are used as the year-end exchange rates.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(d) Stock-related transactions (Millions of Yen)

	As of March 31, 2003				As of March 31, 2002			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Exchange-traded transactions								
Stock futures:								
Sold	82,825	-	83,679	(853)	65,843	-	64,983	859
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold					-	-	-	-
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought					-	-	-	-
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(853)				859

(e) Bond-related transactions

The Company held no bond-related derivative instruments during the fiscal year ended March 31, 2003 and 2002.

(f) Others

The Company held no other derivative instruments during the fiscal year ended March 31, 2003 and 2002.

3. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated)

(Millions of Yen, %)

	As of March 31, 2003	As of March 31, 2002
Loans to bankrupt companies	293	472
Past due loans	8,405	10,765
Loans over due for three months or more	234	296
Restructured loans	885	3,378
Total: a	9,818	14,913
[% of total loans]	[0.83]	[1.29]
Specific reserve for possible loan losses: b	3,703	5,560
General reserve for possible loan losses: c	3,136	6,029
Amount covered by collateral and guarantees: d	5,311	6,337
Sub-total =a-b-c-d	(2,332)	(3,013)
Coverage ratio A = (b+c) / a	[69.7]	[77.7]
Coverage ratio B = (b+c+d) / a	[123.8]	[120.2]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2003 and March 31, 2002 amounted to 986 million yen and 5,067 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 4,122 million yen and 3,824 million yen as of March 31, 2003 and March 31, 2002, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Non-Consolidated) (Millions of Yen, %)

	As of March 31, 2003	As of March 31, 2002
Loans to bankrupt companies	293	472
Past due loans	8,405	10,764
Loans over due for three months or more	234	296
Restructured loans	885	3,376
Total: a	9,818	14,910
[% of total loans]	[0.83]	[1.29]
Specific reserve for possible loan losses: b	3,703	5,486
General reserve for possible loan losses: c	3,136	6,030
Amount covered by collateral and guarantees: d	5,311	6,337
Sub-total =a-b-c-d	(2,332)	(2,944)
Coverage ratio A = (b+c) / a	[69.7]	[77.2]
Coverage ratio B = (b+c+d) / a	[123.8]	[119.7]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2003 and March 31, 2002 amounted to 986 million yen and 5,067 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 4,122 million yen, and 3,824 million yen as of March 31, 2003 and March 31, 2002, respectively.
2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.
3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.
4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.
5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

4. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated)

(Millions of Yen, %)

	As of March 31, 2003	As of March 31, 2002
Claims against bankrupt and quasi-bankrupt obligors	3,632	3,515
Claims with collection risk	5,066	7,724
Claims for special attention	1,124	3,686
Sub-total	9,823	14,926
[% of Total]	[0.83]	[1.29]
Claims against normal obligors	1,177,928	1,144,937
Total	1,187,752	1,159,864

Notes:
1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.
4. Claims against normal obligors are all other loans.
5. From the fiscal year ended march 31, 2003, above claims exclude those related to security lending contracts with cash collateral. For comparison purpose, the figures shown above as of March 31, 2002 excluded 182,590 million yen of claims against normal obligors related to security lending, which was included in the previous statement.

(Non-Consolidated)

(Millions of Yen, %)

	As of March 31, 2003	As of March 31, 2002
Claims against bankrupt and quasi-bankrupt obligors	3,632	3,514
Claims with collection risk	5,066	7,723
Claims for special attention	1,124	3,684
Sub-total	9,823	14,923
[% of Total]	[0.83]	[1.28]
Claims against normal obligors	1,177,928	1,148,558
Total	1,187,752	1,163,481

Notes:
1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.
4. Claims against normal obligors are all other loans.
5. From the fiscal year ended march 31, 2003, above claims exclude those related to security lending contracts with cash collateral. For comparison purpose, the figures shown above as of March 31, 2002 excluded 182,590 million yen of claims against normal obligors related to security lending, which was included in the previous statement.

(Reference) Reserves for possible loan losses (non-consolidated) (Millions of Yen)

	Year Ended March 31, 2003	Year Ended March 31, 2002	Change
1. Reserve for possible loan losses			
a. General reserve	3,136	6,030	(2,894)
b. Specific reserve	3,703	5,486	(1,783)
c. Specific reserves for loans to refinancing countries	-	-	-
2. Net provision for specific reserve			
a. Provision	7,360	11,957	(4,596)
b. Reversal	7,595	14,827	(7,232)
c. Net provision	(234)	(2,870)	2,635
3. Specific reserves for loans to refinancing countries			
a. Number of countries	-	-	-
b. Amount of loans	-	-	-
c. Net provision	-	-	-
4. Write-off of loans	69	3,620	(3,550)

5. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

	Year Ended Mar. 31, 2003	Year Ended Mar. 31, 2002
Core profit (A)	88,729	109,889
Capital gains	53,788	89,192
Gains from monetary trusts, net	-	-
Gains on investments in trading securities, net	-	592
Gains on sale of securities	32,676	88,599
Gains from derivatives, net	21,111	-
Foreign exchange gains, net	-	-
Others	-	-
Capital losses	94,601	176,406
Losses from monetary trusts, net	11,748	30,189
Losses on investments in trading securities, net	3,018	-
Losses on sale of securities	19,657	56,135
Devaluation losses on securities	58,713	54,121
Losses from derivatives, net	-	25,925
Foreign exchange losses, net	1,462	10,034
Others	-	-
Capital gains/losses (B)	(40,812)	(87,214)
(A+B)	47,917	22,675
Other one-time gains	-	-
Ceding reinsurance commissions	-	-
Reversal of contingency reserve	-	-
Others	-	-
Other one-time losses	1,890	(17,393)
Reinsurance premiums	-	-
Provision for contingency reserve	1,820	(21,013)
Provision for specific reserve for possible loan losses	-	-
Provision for specific reserves for loans to refinancing countries	-	-
Write-off of loans	69	3,620
Others	-	-
Other one-time gains/losses (C)	(1,890)	17,393
Ordinary Profit (A+B+C)	46,027	40,068

6. Solvency Margin Ratio

(Non-Consolidated) (Millions of Yen)

	As of March 31, 2003	As of March 31, 2002
Total solvency margin (A)	424,846	437,509
Equity (less certain items)	122,186	115,300
Reserve for price fluctuations	29,242	28,042
Contingency reserve	75,341	73,521
Reserve for possible loan losses	3,136	6,030
Net unrealized gains on available-for-sale securities (before tax) x 90 per cent.	67,023	58,480
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(12,826)	(5,589)
Excess of amount of policy surrender payment	109,281	103,985
Unalloted portion of reserve for policyholder dividends	7,634	7,634
Future profits	13,284	15,331
Deferred tax assets	25,541	44,773
Subordinated debt	-	-
Deductible items	(15,000)	(10,000)
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	98,773	113,341
Insurance risk R_1	34,895	34,542
Assumed investment yield risk R_2	22,543	23,623
Investment risk R_3	67,191	81,391
Business risk R_4	2,492	2,791
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	860.2%	772.0%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.
2. Equity as of March 31, 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.
3. Equity as of March 31, 2002 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate, estimated appropriation paid in cash and cash payment based on Article 12 of the implementation order for Insurance Business Law.
4. Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(T&D Financial Life Insurance Company)

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2002
Total solvency margin (A)	26,815	22,886
Equity (less certain items)	23,891	10,323
Reserve for price fluctuations	101	8
Contingency reserve	174	42
Reserve for possible loan losses	355	264
Net unrealised gains on available-for-sale securities (before tax) x 90 per cent.	641	112
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	9	209
Subordinated debt	-	10,000
Others	1,641	1,925
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	5,191	4,346
Insurance risk R_1	3,788	3,912
Assumed investment yield risk R_2	477	535
Investment risk R_3	2,756	1,089
Business risk R_4	210	110
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	1,033.0%	1,053.0%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.
2. Equity represents equity on the balance sheet less net unrealized gains on securities.

Supplementary Data for the Fiscal Year Ended March 31, 2003 Non-Consolidated Financial Results at Press Conference

Sales Results JUN -9 7:21

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2002		Six Months Ended September 30, 2002		Fiscal Year Ended March 31, 2003	
	Amount	% Change	Amount	% Change	Amount	% Change
New Policy Amount	4,570,422	3.8	2,296,478	0.8	4,673,514	2.3
Policy Amount in Force	38,929,108	(0.2)	39,086,303	0.6	39,342,682	1.1
Surrender & Lapse Amount	3,493,202	(1.0)	1,646,574	(10.3)	3,290,656	(5.8)
Surrender & Lapse Rate	9.0		4.2		8.5	
Income from Insurance Premiums	1,059,445	(1.2)	515,888	2.3	989,420	(6.6)

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. % change of year ended March is presented in comparison with the previous year ended March. % change of six months ended September 30, 2002 is presented in comparison with the six months ended September 30, 2001. (hereinafter, same if not mentioned otherwise)

Assets

(Millions of Yen, %)

	As of March 31, 2002		As of September 30, 2002		As of March 31, 2003	
	Amount	% Change	Amount	% Change	Amount	% Change
Total Assets	5,982,789	1.4	5,982,225	2.1	6,007,183	0.4
Adjusted Net Asset	471,234	(23.9)	492,706	(4.3)	515,471	9.4
Solvency Margin Ratio	772.0		824.9		860.2	

Note: Adjusted net asset is calculated based on the regulatory standard.

Core Profit/Negative Spread

(Millions of Yen, %)

	Fiscal Year Ended March 31, 2002		Fiscal Year Ended March 31, 2003		Fiscal Year Ending March 31, 2004 (Forecast)
Core Profit	Amount	% Change	Amount	% Change	Amount
	109,889	(3.8)	88,729	(19.3)	88,000
Negative Spread	Amount		Amount		Amount
	5,723		20,479		25,000

(%)

	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2003	Fiscal Year Ending March 31, 2004 (Forecast)
Investment Yield for Core Profit	2.97	2.45	2.17
Investment Yield – General Account	1.03	1.47	1.83
Average Assumed Investment Yield (yearly average)	3.08	2.86	2.65

(References)

(%)

	Fiscal Year Ended March 31, 2002	Fiscal Year Ended March 31, 2003	Fiscal Year Ending March 31, 2004 (Forecast)
Average Assumed Investment Yield (at year-end)	2.99	2.69	2.64
Investment Yield – General Account (at fair value)	(0.43)	2.06	-

Daido Life Insurance Company

Policy and Other Reserves

(Millions of Yen)

	As of March 31, 2002		As of September 30, 2002		As of March 31, 2003	
	Amount	Change	Amount	Change	Amount	Change
Policy Reserve (Notes: 1)	5,308,472	47,303	5,329,873	93,301	5,319,376	10,904
General Account	5,086,380	62,426	5,134,344	112,074	5,157,113	70,733
Special Account	222,091	(15,122)	195,529	(18,773)	162,262	(59,829)
Reserve for Price Fluctuations	28,042	1,330	28,726	1,334	29,242	1,199
Contingency Reserve	73,521	(21,013)	74,702	(20,208)	75,341	1,820
Contingency Reserve 1	42,132	918	43,154	1,607	43,417	1,284
Contingency Reserve 2	31,388	(21,931)	31,548	(21,816)	31,924	535
Contingency Reserve Fund (Notes: 2)	35,592	-	-	(35,592)	-	(35,592)
Price Fluctuation Reserve Fund	-	-	-	-	-	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.
2. Contingency reserve fund was reclassified into subscribed capital in accordance with adjustment of equity in the balance sheet when the Company converted from a mutual company to a joint stock corporation on 1st April 2002.
3. Amount of change as of March is presented in comparison with the amount as of March in the previous year. Amount of change as of September 30, 2002 is presented in comparison with the amount as of September 30, 2001. (hereinafter, same if not mentioned otherwise)

Unrealized Gains / Losses

(Millions of Yen)

	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	
	Amount	Amount	Amount	Change
Securities (Note)	140,585	161,878	177,932	37,347
Domestic Stocks	17,951	9,001	3,639	(14,312)

Note: These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

Devaluation Losses

(Millions of Yen, %)

	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	
	Amount	Amount	Amount	% Change
Securities: a	51,662	18,108	49,540	(4.1)
Domestic Stocks	48,635	10,214	40,714	(16.3)
Yen Denominated Bonds	154	174	174	12.9
Foreign Denominated Bonds	-	-	-	-
Foreign Stocks	-	161	-	-
Other Securities	2,872	7,557	8,651	201.2
Monetary Trusts: b	2,459	10,843	9,173	273.0
Total: a + b	54,121	28,952	58,713	8.5

Note: Other securities include domestic and foreign securities.

Standards for Calculating Devaluation Losses on Domestic Stocks

a. New Standards at September 30, 2002 and March 31, 2003

All losses when the rate of decline of the market value is 30% or more of the book value.

b. Previous Standards at March 31, 2002

(a) All losses when the rate of decline of the market value is 50% or more of the book value.

(b) Either of the following when the rate of decline of the market value is more than 30% and less than 50% of the book value:

The rate of decline of the market value that is more than 30% and less than 50% has continued for a period of two years (four semi-annual periods including interim periods); or

The issuing company's net worth is negative, or the issuing company has reported net losses for two consecutive fiscal years and is forecasted to report a net loss in the following fiscal year.

Investment for the Fiscal Year Ended March 31, 2003

(Millions of Yen)

	Net Increase (decrease)	Fiscal Year Ending March 31, 2004
Domestic Stocks	(25,776)	Basically maintain current asset composition. Possible change according to the prospect of the market.
Domestic Bonds	70,320	
Foreign Stocks, etc.	20,697	
Foreign Bonds	(134,644)	
Other Securities	80,235	
Real Estate	3,245	

Notes:
1. Domestic stocks and foreign stocks include those held in monetary trusts and alternative investments.
2. Net increase (decrease) indicates net of the total executed amount. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

Stock Index Price Where Unrealized Gains/Losses on Domestic Stocks are Even as of March 31, 2003

NIKKEI Average	Yen	7,800
TOPIX	Point	770

Note: These figures are calculated based on stocks holding as of March 31, 2003 assuming that our stock portfolio is the same as those of NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

Performance Forecast (Billions of Yen)

	Fiscal Year Ending March 31, 2004
Income from Insurance Premiums	994
Core Profit	88
Ordinary Profit	70
Unappropriated Retained Earnings	-
Policy amount in Force	39,630
Total Asset	Same level as previous year end

Notes:
1. Policy amount in force includes individual insurance and annuities.
2. The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

Cross Holdings with Domestic Banks as of March 31, 2003

a. From Domestic Banks (Millions of Yen)

	Amount
Funds	None
Subordinated Debt	None

b. To Domestic Banks (Millions of Yen)

	Amount
Stocks	38,184
Preferred Stocks issued by Foreign Subsidiaries	60,000
Preferred Securities issued by Foreign Subsidiaries	14,702
Subordinated Loans and Debentures	204,925

Number of Employees and Agents

	As of March 31, 2002		As of September 30, 2002		As of March 31, 2003	
	Number	% Change	Number	% Change	Number	% Change
In-house Sales Representatives	5,154	5.9	5,178	5.1	5,194	0.8
Sales Agents	13,252	0.4	13,055	(2.2)	12,970	(2.1)
Administrative Personnel	3,121	(1.6)	3,185	(0.8)	3,122	0.0

Other Questions

i) **Restructuring plans**

- We will further enhance operational efficiency through the use of information technology, outsourcing of administrative functions, and joint operations of administrative functions with third parties.
- As part of the tie-up arrangement with Taiyo Life, we will continue to pursue enhanced joint operations and integration of affiliated companies in the areas and functions where cooperation between the two companies are deemed feasible, and thereby further streamline our operations.

ii) **Plans for capital raising, and the Company's views on cross holdings of shares with banks**

- We believe that Daido currently maintains enough capital level. Therefore we currently have no plans to seek third party funds to raise capital.

iii) **The Company's position on the issues related to the reduction of assumed investment yields for existing policies of individual insurance and annuities. (Is it necessary? What will we do if revisions to the Insurance Business Law are enacted, and the reason.)**

< Need for the system >

- While the details of the revisions to the Insurance Business Law are still unknown, we find no reason to disapprove the revisions itself, provided that the system currently being considered ensures better protection of the policyholder benefits than the current rehabilitation proceedings under the Reorganization Law may offer.

< How do we respond and the reason >

- According to various media reports, assumed investment yields reduction will be implemented "only when there is a possibility of a failure in maintaining continuing insurance business operations," and yield reduction proceedings is supposed to be initiated by that particular insurance company.
- Daido maintains sound financials as reflected in its solvency margin ratio and credit ratings. We are experiencing no difficulties in maintaining our operations at all.
- We have absolutely no plans to apply for the yields reduction at all.

Payment related to the Fund (Kikin)

Does not apply as Daido is a joint stock corporation.

Sales through Bank OTC (October 2002 – March 31, 2003)

Does not apply as Daido is not selling its products through bank OTC.

(Reference)

Performance Forecast for the Year Ending March 31, 2004

The followings are the Company's performance forecast for the year ending March 31,2004.

(Consolidated) (Billions of Yen, %)

	Forecast	% Changes from the previous year
Ordinary Revenue	1,127	(5)
Ordinary Profit	66	58
Net Income	19	198

(Non- Consolidated) (Billions of Yen, %)

	Forecast	% Changes from the previous year
Ordinary Revenue	1,124	(5)
Ordinary Profit	70	52
Net Income	23	101
Annual Dividends per Share	(Interim) ¥ - (Year-End) ¥3,000.00	- ±¥0
Income from Insurance Premiums	994	At the same level as FY 2002
Core Profit	88	At the same level as FY 2002
Negative Spread	25	22
New Policy Amount	4,760	2
Individual Term Life	4,450	4
Policy Amount in Force	39,630	1
Individual Term Life	35,230	1
Surrender & Lapse Rate	8.5	At the same level as FY 2002

Notes:

1. Policy amount in force and new policy amount include individual insurance and annuities. The new policy amount includes increase from conversion.
2. The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

May 22, 2003
Daido Life Insurance Company
(Code 8799)

Disclosure of Embedded Value as of March 31, 2003

Daido Life Insurance Company (the company) announced today the Embedded Value of the company as of March 31, 2003, as described bellow.

1. Embedded Value Results

The followings are the Embedded Value of the company and its breakdown as of March 31, 2003.

(100 Million Yen)

	As of March 31, 2003	As of March 31, 2002	Amount of Increase
Embedded Value	4,320	4,029	290
Adjusted Book Value (Note1)	1,932	1,905	26
Existing Business Value (Note2)	2,387	2,124	263
Embedded Value of New Business (Note3)	235	170	64

(Note 1) Adjusted Book Value = Total Equity (excluding Net Unrealized Gains on Securities)
+ Quasi-equity Liabilities (Reserve for Price Fluctuations, Contingency Reserve and Unallotted Portion of Reserve for Policyholder Dividend)
+ Net Unrealized Gains on Securities (after-tax, excluding held-to-maturity bonds and bonds due in one year or more within "Available-for-Sale Securities" which are meant to be held to maturity)
+ Net Unrealized Gains (Losses) on real estate (after-tax)
- Deferred Tax Assets for Quasi-equity Liabilities.

In order to reflect the effect of then forthcoming demutualization, Embedded Value as of March 31, 2002 is adjusted by subtracting the amount appropriated for cash payment at the beginning of the fiscal year 2002. Expected appropriation included in Embedded Value and Adjusted Book Value as of March 31, 2003 is 4.5 billion yen.

(Note 2) Existing Business Value = Present Value of Future After-Tax Profit on existing business in force - Present Value of Cost of Capital.
"Cost of Capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.

(Note 3) "Embedded Value of New Business" included in total Embedded Value represents the value of new business (including new business from conversion) for the year ended March 2003.

2. Major Assumptions

The followings are the major assumptions employed in the calculation of Embedded Value.

(100 Million Yen)

Item	As of March 31, 2003		As of March 31, 2002	
Discount Rate	5% A rate applied to determine the present value of future earnings. It is determined by adding the Company's risk premium to the risk free rate.		6% A rate applied to determine the present value of future earnings. It is determined by adding the Company's risk premium to the risk free rate.	
Investment Yield on New Investments	Yield differ by year reflecting changes in asset mix 1.65% (FY2003) 1.70% (FY2004) 1.77% (FY2005) 1.81% (FY2006) 1.85% (FY2007) 1.89% (FY2008) 1.92% (FY2013) 1.93% (FY2023)		Investment Yield on new investments: 2.10%	
Assets Categories	Investment Yield	% of total asset	Investment Yield	% of total asset
Domestic Government and Corporate Bonds	1.42%	53.6%	1.64%	57%
Commercial Loans	1.34%	19.8%	1.47%	19%
Call Loans	0.06%	Estimated to decrease gradually 12.5%(FY2003), 9.1%(FY2013)	0.50%	10%
Domestic Stocks	5.50%	3.5%	6.46%	6%
Private Equities	8.50%	Estimated to increase gradually 0.6%(FY2003), 3.4%(FY2013)	-	(Included in "Other Assets")
Hedge Funds	5.25%	Estimated to Increase gradually 1.1%(FY2003), 1.7%(FY2013)	-	(Included in "Other Assets")
Other Assets	3.56%	8.9%	5.59%	8%
Solvency Margin Ratio	600% Solvency margin ratio required to be maintained in the future assumed for the purpose of calculating the cost of capital.		600% Solvency margin ratio required to be maintained in the future assumed for the purpose of calculating the cost of capital.	
Mortality	Set based on experience for the most recent 3 years (Based on FY2000 - 2002 actuals)		Set based on experience for the most recent 3 years (Based on FY1999 - 2001 actuals)	
Surrender and Lapse	Set based on recent experience (Based on FY2002 actual)		Set based on recent experience (Based on FY2001 actual)	
Operating Expenses	Set based on recent experience (Based on FY2002 actual)		Set based on recent experience (Based on FY2001 actual)	
Effective Tax Rate	Set based on recent effective tax rate (36.11% for FY2002)		Set based on recent effective tax rate (36.11% for FY2001)	

3. Effects of Changes in Assumptions (Sensitivities)

The followings are the effects on Embedded Value of changes in assumptions.

(100 Million Yen)

		As of March 31, 2003	
		Amount of Increase/Decrease	Percentage of Increase/Decrease
Discount Rate: down from 5% to 4%		271	6.3%
Discount Rate: up from 5% to 6%		(240)	(5.6%)
Investment Yield: + 0.25%	Total Assets	858	19.9%
	New Investment Assets	601	13.9%
Investment Yield: - 0.25%	Total Assets	(858)	(19.9%)
	New Investment Assets	(601)	(13.9%)
Solvency Margin Ratio: from 600% to 400%		263	6.1%
Solvency Margin Ratio: from 600% to 800%		(276)	(6.4%)
Surrender and Lapse in Individual Insurance and Annuities: x90%		154	3.6%
Surrender and Lapse in Individual Insurance and Annuities: x110%		(138)	(3.2%)

4. Analysis of Change in Embedded Value from March 31, 2002 to March 31, 2003

The followings are the analysis of change in Embedded Value from March 31, 2002 to March 31, 2003.

(100 Million Yen)

Item	Amount
Embedded Value as of March 31, 2002	4,029
Shareholder Dividends and Other	-
Expected Interest from Embedded Value as of March 31, 2002	241
Embedded Value of New Business for the Year Ended March 31, 2003	235
Differences between Assumptions and Actual Experience for the Year Ended March 31, 2003	(260)
Differences from Changes in the Assumptions	73
Embedded Value as of March 31, 2003	4,320

5. Opinion of Actuarial Firm

To assure fairness, the company had requested Milliman Japan, an outside specialist (actuarial firm), to review the calculation methodology, the assumptions and the validity of results of Embedded Value calculation. Milliman Japan provided their opinion as attached.

(Reference)

1. Embedded Value Concept

Embedded Value is the sum of "Adjusted Book Value" calculated from the balance sheet and "Existing Business Value" calculated from existing policies in force. In Europe and Canada, it is used as one of various useful information for evaluating the corporate value of a stock life insurance company.

Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and recognition of profits. The use of Embedded Value allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

2. Note

The calculation of Embedded Value involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future experience might materially differ from the assumptions used in the Embedded Value calculations. Moreover, since actual market value is determined by investors based on a variety of information available to them, it may significantly diverge from Embedded Value. Therefore, Embedded Value is not the sole indicator of the corporate value of a stock life insurance company, and investors should be careful in using Embedded Value.

A Copy of the Opinion of the Actuarial Firm

Submitted to:
The Board of Directors
Daido Life Insurance Company

May 19, 2003

Stephen H. Conwill, FSA, MAAA
Managing Director & Senior Consultant

Kohji Hirabayashi, FIAJ, ASA
Actuary

Opinion Regarding the Embedded Value Calculations of Daido Life

This opinion is offered in connection with embedded value calculations of Daido Life as of March 31, 2003. Any distribution of this document must be in its entirety.

Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. (= Milliman)), is a fellow of the US Society of Actuaries, a Member of the American Academy of Actuaries, and a member of the Institute of Actuaries of Japan ("IAJ"), and Kohji Hirabayashi, Actuary with Milliman Japan, is a fellow of the IAJ and an associate of the US Society of Actuaries. Both are qualified as actuaries and are obligated to follow the Code of Conduct of the IAJ.

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market value of Daido Life.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Daido, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Milliman professionals worked closely with Daido Life in the development of embedded value methods and assumptions, and have assisted in various numerical calculations. When Daido Life was primarily responsible for developing methods, assumptions, or results, Daido's work was reviewed by us to assure the appropriateness of those methods, assumptions or results. When Milliman professionals were responsible for developing methods, assumptions, or results, our work-product was reviewed by Daido in addition to undergoing Milliman's internal peer review process.

Reliances

In the course of this work, Milliman professionals depended on data and information provided by Daido. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Daido Life, in particular, the value of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2003, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.

5. Business plans and other data and information provided by the company.
6. Various experience studies, for example lapse, mortality, and morbidity, prepared by Daido Life professionals.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2003, that are the subject of this opinion, are summarized in the table below:

Item	Amount(¥ 100 millions)
Adjusted Book Value	1,932
Existing Business Value, after tax and cost of capital	2,387
Total Embedded Value	4,320

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to March 31, 2003, and we have not considered such changes in rendering our opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expense. In choosing assumptions, Daido has taken care to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Daido Life's embedded value, as of March 31, 2003, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the company's choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.